                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-81216



Information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 18, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 8, 2002)

                             (EQUITY ONE,INC. LOGO)

                                3,000,000 SHARES

                                EQUITY ONE, INC.

                                  COMMON STOCK
                              $         PER SHARE
                               ------------------
     We are selling 3,000,000 shares of common stock. We have granted the underwriters an option to purchase up to 450,000 shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol "EQY." On March 15, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $14.04 per share.
                               ------------------
     To preserve our status as a real estate investment trust for U.S. federal income tax purposes, we impose certain restrictions on the ownership of our common stock. See "Description of Common and Preferred Stock -- REIT Ownership Limitations" in the accompanying prospectus.

 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                   PAGE S-7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price                                         $              $
Underwriting Discount                                         $              $
Proceeds, before expenses, to Equity One                      $              $

     The underwriters expect to deliver the shares to purchasers on or about
          , 2002.
                               ------------------
LEGG MASON WOOD WALKER
                 I N C O R P O R A T E D

                           MCDONALD INVESTMENTS INC.

                                                            BB&T CAPITAL MARKETS

March   , 2002

[Map of Florida                                              [Picture of Skylake
property locations                                           Shopping Center]
of Equity One, Inc.]










                               [Equity One, Inc.
                                     Logo]










                                                            [Map of Texas
[Picture of Sawgrass                                        property locations
Promenade Shopping Center]                                  of Equity One, Inc.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATES OF THE SPECIFIC INFORMATION.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT
Prospectus Summary..........................................    S-1
Risk Factors................................................    S-7
Use of Proceeds.............................................   S-15
Capitalization..............................................   S-16
Price Range of Common Stock and Dividend History............   S-17
Selected Consolidated Financial Data........................   S-18
Unaudited Pro Forma Financial Data..........................   S-20
Our Business and Properties.................................   S-21
Management..................................................   S-29
Underwriting................................................   S-32
Legal Matters...............................................   S-34
Experts.....................................................   S-34

                            PROSPECTUS
Important Information About this Prospectus.................      1
Forward Looking Information.................................      1
Our Company.................................................      3
Ratio of Earnings to Combined Fixed Charges and Preference
  Dividends.................................................      3
Use of Proceeds.............................................      3
Description of Common and Preferred Stock...................      4
Description of Depositary Shares............................     12
Description of Debt Securities..............................     15
Description of Warrants.....................................     16
Material Federal Income Tax Considerations..................     17
Plan of Distribution........................................     30
Legal Matters...............................................     31
Experts.....................................................     31
Where You Can Find More Information.........................     32
Incorporation of Certain Documents by Reference.............     32

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the risks of purchasing our common stock discussed under the "Risk Factors" section and our consolidated financial statements and the related notes incorporated by reference into this document.

OUR COMPANY

     We are Equity One, Inc., a self-administered, self-managed real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. Our shopping centers are located primarily in metropolitan areas of Florida and Texas, contain an aggregate of 8.6 million square feet of gross leasable area and were 86.1% occupied, based on gross leasable area, or GLA, as of December 31, 2001.

     We were established as a Maryland corporation in 1992 and completed our initial public offering in May 1998. In addition, we have been operating as a REIT since 1995. As of December 31, 2001, our portfolio consisted of 85 properties, comprising 55 supermarket-anchored shopping centers, six drug store-anchored shopping centers, 18 other retail-anchored shopping centers, five commercial properties and one drug store-anchored development, as well as non-controlling interests in three unconsolidated joint ventures that own commercial properties.

     In September 2001, we acquired Centrefund Realty (U.S.) Corporation, or CEFUS, and United Investors Realty Trust, or UIRT. These acquisitions nearly tripled the size of our property portfolio and significantly expanded our property ownership into Texas. Our resulting portfolio includes shopping centers primarily in Florida and Texas which are anchored by national and regional supermarkets such as Albertson's, Kash N' Karry, Kroger, Publix, Randalls and Winn-Dixie or other national retailers such as Bed Bath & Beyond, Best Buy, Blockbuster, Eckerd, Home Depot Design Expo, Kmart and Walgreens.

     Since 1995, we have consistently elected to be treated as a REIT under the Internal Revenue Code. To qualify as a REIT, we must satisfy various tests, including tests related to the source and amount of our income, the nature of our assets and our stock ownership. You should carefully read the section entitled "Material Federal Income Tax Considerations" in the accompanying prospectus for additional information regarding these tests.

     Our principal executive offices are located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, our telephone number is (305) 947-1664 and our facsimile number is (305) 947-1734.

OUR BUSINESS AND GROWTH STRATEGIES

     Our business strategy has been and will continue to be to maximize long-term shareholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. In order to achieve our objectives in the future, we intend to:

     - Enhance Portfolio Performance. We seek to maximize the value of our existing shopping centers and the shopping centers we acquire by leveraging our strong relationships with our tenants to enhance the performance of those properties and increase the overall occupancy of our portfolio. In addition, we often renovate and develop those properties to make them more attractive for leasing and re-leasing to such tenants.

     - Acquire and Develop Additional Shopping Centers. We seek to acquire neighborhood and community shopping centers primarily anchored by supermarket and other necessity-oriented retailers through individual property acquisitions, development of new properties, property portfolio purchases and acquisitions of other REITs and real estate companies. We select properties for acquisition that are located in high growth, high density metropolitan areas and otherwise meet our investment criteria.

     - Sell or Dispose of Certain Assets. Over time, when assets we acquire no longer meet our investment criteria or when assets provide the opportunity for significant gains, we may attempt to sell or otherwise dispose of those assets. Since December 1, 2000, we have sold five properties for aggregate gross proceeds of approximately $40.4 million.

     - Utilize our Capital to Expand our Business. We intend to further grow and expand our business by using cash available from operations or from lines of credit or, if appropriate market conditions exist, by accessing capital markets.

OUR COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from other owners and operators of community and neighborhood shopping centers in a number of ways, including:

     - Shopping Centers Anchored by Supermarkets or Necessity-Oriented Retailers. Our shopping centers are primarily anchored by supermarkets and other necessity-oriented retailers. We believe that these anchor tenants are resistant to economic downturns by the nature of their businesses and generate continuous consumer traffic through our shopping centers. This traffic enhances the quality and appeal of our shopping centers and benefits our other tenants. As of March 1, 2002, shopping centers anchored by supermarkets and other necessity-oriented retailers represented approximately 98.9% of our gross leasable area.

     - Attractive Locations in High Growth Areas. Our portfolio of properties is concentrated in high density areas that are experiencing high population growth such as Florida and Texas. As of March 1, 2002, these states constituted 60.9% and 33.9% of our aggregate gross leasable area. The strong demographics of these markets provide our properties with a growing supply of shoppers and increased demand for the goods and services of our tenants.

     - Diverse Tenant Base. As of December 31, 2001, we had approximately 1,615 leases with our tenants, including national and regional supermarket chains, drug stores, discount retail stores, other nationally or regionally known stores and a variety of other regional and local retailers. We believe that this diversity of tenants enables us to generate more stable cash flows over time and limits our exposure to the financial conditions of any particular tenant. No single tenant currently represents more than 5.5% of our annualized minimum rent.

     - Seasoned Management Team. Our senior executives and managers average more than 20 years of experience in the acquisition, management, leasing, redevelopment and construction of real estate. In particular, we believe that our in-depth market knowledge and long-term tenant relationships developed by our senior management provide us with a key competitive advantage.

     - Property Acquisition Strengths. We believe we have certain competitive advantages which enhance our ability to capitalize on acquisition opportunities, including our long standing relationships with real estate brokers, tenants and institutional and other real estate owners in our current target markets; our access to capital; our ability to offer cash and tax advantaged structures to sellers; and our demonstrated ability to conduct a rapid, efficient and effective due diligence investigation of the property, portfolio of properties or company. In 2001, we acquired 52 new properties primarily through our acquisitions of CEFUS and UIRT.

     - Strong Relationships with Tenants. We believe we have cultivated strong relationships with our supermarket and other anchor tenants, which, in combination with our in-depth knowledge of our primary markets, have contributed substantially to our success in identifying, acquiring and operating our properties.

OUR MAJOR TENANTS

     The following table sets forth, as of December 31, 2001 information regarding leases with our ten largest and all other remaining tenants:

                                                                            PERCENT OF
                                                              ANNUALIZED    AGGREGATE        AVERAGE
                                                                MINIMUM     ANNUALIZED       ANNUAL
                       NUMBER OF   GLA (SQUARE   PERCENT OF      RENT        MINIMUM      MINIMUM RENT
TENANT                  LEASES        FEET)      TOTAL GLA    AT 12/31/01      RENT      PER SQUARE FOOT
------                 ---------   -----------   ----------   -----------   ----------   ---------------
Publix...............       16        647,634        7.6%     $ 4,004,304       5.5%         $ 6.18
Winn-Dixie...........       11        503,931        5.9%       3,191,701       4.4%           6.33
Randalls.............        4        199,223        2.3%       1,431,823       2.0%           7.19
Kmart................        3        257,768        3.0%       1,268,768       1.7%           4.92
Eckerd...............       13        130,979        1.5%       1,063,720       1.4%           8.12
Walgreens............       10        154,996        1.8%       1,031,839       1.4%           6.66
Blockbuster..........       11         63,116        0.7%         989,016       1.4%          15.67
Albertson's..........        4        177,544        2.1%         868,251       1.2%           4.89
Kash N' Karry........        2         94,610        1.1%         726,425       1.0%           7.68
Bed, Bath & Beyond...        1         37,525        0.4%         562,875       0.8%          15.00
                         -----      ---------       ----      -----------     -----          ------
SUB-TOTAL/AVERAGE....       75      2,267,326       26.4%     $15,138,722      20.8%         $ 6.68
Remaining Tenants....    1,540      5,119,832       59.7%      57,554,054      79.2%          11.24
                         -----      ---------       ----      -----------     -----          ------
TOTAL/AVERAGE........    1,615      7,387,158       86.1%     $72,692,776     100.0%         $ 9.84
                         =====      =========       ====      ===========     =====          ======

LEASE EXPIRATIONS

     The following table sets forth the anticipated expirations of our tenant leases as of December 31, 2001 (excluding renewal options of Mandarin Mini-storage and Montclair Apartments) for each year from 2002 through 2011 and thereafter:

                                                                            PERCENT OF
                                                              ANNUALIZED    AGGREGATE        AVERAGE
                                                                MINIMUM     ANNUALIZED       ANNUAL
                       NUMBER OF   GLA (SQUARE   PERCENT OF     RENT AT      MINIMUM      MINIMUM RENT
YEAR                    LEASES        FEET)      TOTAL GLA    EXPIRATION       RENT      PER SQUARE FOOT
----                   ---------   -----------   ----------   -----------   ----------   ---------------
2002.................      316        716,612        8.4%     $ 9,380,328      12.4%         $13.09
2003.................      335      1,081,683       12.6%      10,855,309      14.3%          10.04
2004.................      335        964,056       11.2%      10,917,544      14.4%          11.32
2005.................      226        872,899       10.2%       8,806,262      11.6%          10.09
2006.................      183        854,401       10.0%       9,330,902      12.3%          10.92
2007.................       47        430,491        5.0%       4,108,437       5.4%           9.54
2008.................       33        268,914        3.1%       3,651,016       4.8%          13.58
2009.................       25        126,614        1.5%       2,013,378       2.7%          15.90
2010.................       46        265,674        3.1%       2,804,655       3.7%          10.56
2011.................       21        393,061        4.6%       2,893,753       3.8%           7.36
Thereafter...........       48      1,412,753       16.4%      11,159,987      14.6%           7.90
                         -----      ---------      -----      -----------     -----          ------
SUB-TOTAL/AVERAGE....    1,615      7,387,158       86.1%     $75,921,571     100.0%         $10.28
VACANT...............      245      1,187,838       13.9%               0       0.0%           0.00
                         -----      ---------      -----      -----------     -----          ------
TOTAL/AVERAGE........    1,860      8,574,996      100.0%     $75,921,571     100.0%         $ 8.85
                         =====      =========      =====      ===========     =====          ======

RECENT DEVELOPMENTS

     On January 18, 2002 we completed a private placement of 688,000 shares of our common stock to a limited number of accredited investors. In connection with the private placement, we sold an aggregate of 344,000 shares of our common stock at a price of $12.80 per share to unaffiliated investors and 344,000 shares of our common stock at a price of $13.05 per share to investors that are affiliates of ours. The aggregate proceeds of $8.9 million were raised from the private placement for general corporate purposes. Contemporaneously with the closing of the private placement, we repaid the existing $8.0 million mortgage loan secured by our Copperfield shopping center.

     On February 1, 2002, we completed the sale of our Equity One office building and an adjacent piece of land in Miami Beach, Florida to the City of Miami Beach for an aggregate purchase price of approximately $6.1 million. These proceeds have been placed in escrow pending their use in a future like-kind exchange transaction. We expect to realize a gain on the sale of this property of approximately $4.3 million. In connection with the sale, we also received $450,000 as a settlement for pending litigation against the City of Miami Beach.

     On February 25, 2002, we exercised an option to purchase all of the outstanding shares of common stock of a company owned by several of our affiliates, the sole asset of which is an 8.5 acre parcel of land located at the southeast corner of S.W. 147th Avenue and Coral Way in Miami, Florida. In connection with the exercise of our option, we paid an exercise price of $2.0 million. Because of the affiliated nature of this transaction, our board received an independent appraisal of the parcel prior to authorizing us to exercise our option. We intend to spend an additional $8.0 million over the next 12 months to develop an 84,000 square foot shopping center on this parcel which will be anchored by a 44,000 square foot Publix supermarket.

     On February 27, 2002, we entered into a variable-rate revolving credit facility with Wells Fargo under which we may borrow up to $29.4 million. Borrowings under the facility will bear interest at our option at the prime rate or LIBOR plus a margin ranging from 1.15% to 1.50% based on our overall leverage. The entire principal amount is due February 27, 2005. Contemporaneously with the closing of this facility, we borrowed $17.0 million to repay the existing mortgage loans on our Mandarin Landing and Oakbrook shopping centers, both of which were pledged, along with three other assets, as collateral for the Wells Fargo facility. In addition, we reduced the availability under our existing credit facility with City National Bank of Florida from $17.8 million to $10.8 million.

     On March 1, 2002, we reinstated our dividend reinvestment and stock purchase plan. As a result, effective for the first quarter of 2002, our stockholders may elect to have all or a portion of their dividends used to purchase additional shares of our common stock. We have approximately 1.1 million shares of common stock reserved for issuance under this plan.

     On March 8, 2002, Kmart Corporation announced that it intends to close its retail outlet located at our Bandera Festival property in San Antonio, Texas as part of its initial Chapter 11 financial objectives review. Kmart has asked the Bankruptcy Court to give final approval to the closing of this and other Kmart stores at a hearing on March 20, 2002. Total revenues from this Kmart store account for approximately $530,000, or 0.5%, of our annualized total revenues.

     On March 13, 2002, Albertson's, Inc. announced its intention to exit four of its under-performing markets, including Houston and San Antonio, through a combination of store closings and asset sales. The potential closing of their stores could have an adverse impact on our Bissonnet, Spring Shadows and Wurzbach shopping centers. The Albertson's stores at our Bissonnet and Spring Shadows shopping centers in Houston are "shadow" anchors, which means that these stores are on an adjacent or contiguous, separately owned parcels and, therefore, do not pay us rent or any expense recoveries. In addition, we have a ground lease with Albertson's at our Wurzbach shopping center in San Antonio.

RESTRICTIONS ON OWNERSHIP OF OUR CAPITAL STOCK

     Due to limitations on the concentration of ownership of REITs imposed by the Internal Revenue Code, and to address other concerns relating to concentration of capital stock ownership, our charter documents generally prohibit any stockholder from actually or constructively owning more than 9.9% of the outstanding shares of our capital stock. See the section entitled "Description of Common and Preferred Stock -- REIT Ownership Limitations" in the accompanying prospectus for a complete discussion of these limitations.

OUR TAX STATUS

     We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our initial taxable year ended December 31, 1995. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that our manner of operation enables us to meet the requirements for taxation as a REIT for federal income tax purposes. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

DIVIDEND POLICY

     Historically, we have paid regular quarterly dividends to holders of our common stock. Dividends paid during 2001 and 2000 totaled approximately $18.6 million and $13.2 million, or $1.06 and $1.10 per share. Included in the distribution for the fourth quarter of 2000 was a special distribution of $0.06 attributable to the $1.5 million termination fee received by us on account of the termination of a lease by one of our tenants. Future declaration of dividends will be made by us at the discretion of our board of directors and will depend upon our earnings, our financial condition and such other factors as our board of directors deems relevant.

THE OFFERING

Common stock offered..........   3,000,000 shares

Common stock outstanding after
this offering.................   32,485,843 shares

Use of proceeds...............   Repayment of certain mortgage indebtedness and
                                 reduction of outstanding balances under our revolving credit facilities.

     At our request, the underwriters have reserved an aggregate of 500,000 shares of common stock for sale at the public offering price to our affiliates, Gazit (1995), Inc., Silver Maple (2001), Inc. and AH Investments US, L.P., which have expressed an interest in purchasing 200,000, 125,000 and 175,000 shares, respectively. Such purchases will be made under the same terms and conditions as will be offered by the underwriters in the public offering. Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriters' option to purchase up to 450,000 additional shares of common stock to cover over-allotments.

     The number of shares of common stock to be outstanding immediately after the offering:

     - is based upon 29,485,843 shares outstanding as of March 1, 2002;

     - does not take into account 625,000 shares of common stock issuable upon the exercise of options outstanding as of March 1, 2002, at a weighted average exercise price of $10.12 per share;

     - does not include an additional 695,540 shares of common stock reserved for future issuance under our 2000 Executive Incentive Compensation Plan;

     - does not include an additional 1,135,605 shares of common stock reserved for future issuance under our dividend reinvestment and stock purchase plan;

     - does not include 93,656 shares held by our subsidiary, Walden Woods, Ltd., in connection with the possible redemption of operating partnership units of that subsidiary held by its limited partner; and

     - does not include 261,850 shares reserved for issuance upon conversion of operating partnership units of our subsidiary, The Shoppes of North Port Ltd., which may be redeemed by the limited partners of that subsidiary for cash or shares of our common stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The table below sets forth our summary historical and pro forma combined condensed consolidated financial information for the periods presented. We have derived the historical financial information from our historical consolidated financial statements as of and for the years ended December 31, 1997 through 2001. The unaudited pro forma financial information is presented as if our acquisition of CEFUS and UIRT, including the issuance of common stock, occurred on January 1, 2001. The unaudited pro forma financial information does not purport to represent what our results of operations would actually have been if the transactions described above had in fact occurred on the earlier date.

                                                     YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------
                                 PRO FORMA
                                   2001        2001       2000       1999       1998       1997
                                 ---------   --------   --------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues(1)....................  $ 98,427    $ 82,987   $ 49,621   $ 27,163   $ 22,994   $ 20,545
                                 ========    ========   ========   ========   ========   ========
Property operating expenses....  $ 28,772    $ 24,936   $ 13,661   $  7,082   $  5,965   $  5,245
Rental property depreciation
  and amortization.............    13,031      11,114      6,284      3,502      2,881      2,392
Interest expense and
  amortization of deferred
  financing fees...............    27,384      22,243     12,807      5,086      5,014      5,681
Put option expense.............        --          --         --         --      1,320         --
General and administrative
  expenses.....................     4,688       3,553      2,559      1,622      1,381      1,029
                                 --------    --------   --------   --------   --------   --------
     Total expenses............  $ 73,875    $ 61,846   $ 35,311   $ 17,292   $ 16,561   $ 14,347
                                 ========    ========   ========   ========   ========   ========
Net income.....................  $ 22,792    $ 18,721   $ 12,555   $ 13,589   $  9,065   $  6,198
                                 ========    ========   ========   ========   ========   ========
Basic earnings per share.......  $   0.85    $   0.83   $   0.88   $   1.26   $   1.01   $   0.96
                                 ========    ========   ========   ========   ========   ========
Diluted earnings per share.....  $   0.84    $   0.83   $   0.87   $   1.26   $   1.00   $   0.87
                                 ========    ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT YEAR END):
Total rental properties after accumulated
  depreciation............................   $627,687   $483,699   $204,919   $138,623   $119,250
Total assets..............................    668,536    542,817    212,497    152,955    126,903
Mortgage notes payable....................    345,047    280,396     97,752     67,145     71,004
Total liabilities.........................    390,269    321,267    121,068     71,737     73,323
Minority interest in CEFUS................         --     33,887         --         --         --
Stockholders' equity......................    278,267    187,663     91,429     81,218     53,580
OTHER DATA:
Cash flow from (for year ended):
     Operating activities.................   $ 32,804   $ 15,506   $ 20,169   $  3,697   $  8,843
     Investing activities.................    (44,298)   (11,165)   (62,239)   (23,824)    (6,173)
     Financing activities.................     10,053     (2,421)    40,903     19,123     (2,023)
Gross leaseable area (square feet at end
  of period)..............................      8,637      3,169      2,836      2,078      2,004

---------------

(1) Excludes real estate sales.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus supplement before you decide to buy our common stock. We have separated the risks into three separate groups:

     - risks related to our properties and business;

     - risks related to our organization and structure; and

     - risks related to this offering.

The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS RELATED TO OUR PROPERTIES AND OUR BUSINESS

  WE ARE DEPENDENT UPON CERTAIN KEY TENANTS SUCH AS PUBLIX AND WINN-DIXIE, AND ADVERSE DEVELOPMENTS IN THE BUSINESS OF THESE TENANTS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION.

     As part of our business strategy, we own shopping centers supported by anchor tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. As of December 31, 2001, 647,634 square feet and 503,931 square feet, or 7.6% and 5.9% of our aggregate gross leasable area, were leased to Publix and Winn-Dixie, respectively. Leases with these anchor tenants represented approximately $4.0 million and $3.2 million, or 5.5% and 4.4%, respectively, of the annualized minimum rent from our properties.

     At any time, our anchor tenants or other tenants may experience a downturn in their businesses that may weaken their financial condition. As a result, our tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are also subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays, or failures to make rental payments when due could result in the termination of the tenant's lease and material losses to our company and harm to our operating results. In addition to the loss of rental payments from the anchor tenant, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction if an anchor tenant's lease is terminated. In January 2002, Kmart Corporation, one of our anchor tenants in three of our shopping centers, filed for bankruptcy protection. On March 8, 2002, Kmart announced that it intends to close its retail outlet located at our Bandera Festival property in San Antonio, Texas. Although we do not believe that Kmart's bankruptcy or the closing of its Bandera store will have a materially adverse impact on our financial condition, its or other tenants' bankruptcies could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums.

  VACATED ANCHOR SPACE AT ANY PROPERTY COULD ADVERSELY AFFECT THE PERFORMANCE OF THE ENTIRE SHOPPING CENTER.

     Vacated anchor tenant space reduces rental revenues if not re-rented promptly at the same rental rates and, even when the tenant continues to make rental payments, tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. For instance, on March 13, 2002, Albertson's announced that it intends to close or sell its stores in Houston and San Antonio. These closings may adversely affect our Bissonnet and Spring Shadows shopping centers where Albertson's stores act as "shadow" anchors, even though these stores do not pay us rent or expense recoveries. No assurances can be given that existing anchor tenants will renew their leases as they expire or will not vacate their space prior to expiration. For example, it has recently become more common for drugstores to seek to rent freestanding structures instead of space within shopping centers, and in the past, some of our drug store anchor tenants have vacated their leased space for that reason. The closing of one or more stores occupied by anchor tenants or lease terminations by one or more anchor tenants could adversely affect that property and result in lease terminations or rent reductions by other tenants whose leases may permit termination or rent reduction in such circumstances. Each of these developments could adversely affect our financial condition.

  GEOGRAPHIC CONCENTRATION OF OUR PROPERTIES MAKES OUR BUSINESS VULNERABLE TO ECONOMIC DOWNTURNS IN LOCAL MARKETS.

     The economic performance and value of our real estate assets are subject to all of the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Economic and market conditions also may impact the ability of our tenants to make lease payments. Approximately 60.9% of our properties, based on gross leasable area, are located in Florida and represent $45.5 million, or 63.0%, of annualized minimum rent as of December 31, 2001. In addition, approximately 33.9% of our properties, based on gross leasable area, are located in Texas and represent $23.6 million, or 32.8%, of annualized minimum rent as of December 31, 2001. Our performance may therefore be linked to economic conditions in Florida and Texas. A decline in the economy in these markets may adversely affect our revenues from shopping centers in these areas, or could result in an increase in tenant bankruptcies, both of which may harm our performance in the affected market. In addition, if our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be significantly harmed.

  OUR GROWTH MAY BE IMPEDED IF WE ARE NOT SUCCESSFUL IN IDENTIFYING SUITABLE ACQUISITIONS THAT MEET OUR CRITERIA.

     Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties, other assets or other businesses that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would reduce the number of acquisitions we complete and slow our growth, which could in turn harm our stock price.

  FUTURE ACQUISITIONS OF REAL PROPERTIES, OTHER ASSETS OR OTHER COMPANIES MAY NOT YIELD THE RETURNS WE EXPECT, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS, MAY STRAIN MANAGEMENT RESOURCES AND MAY RESULT IN STOCKHOLDER DILUTION.

     We expect to make future acquisitions of or investments in real properties, other assets or other companies. Our strategy of making acquisitions and our market selection process may not ultimately be successful and may not provide positive returns on our capital. If we acquire any businesses, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity securities for any acquisitions could be substantially dilutive to our stockholders.

     In September 2001, we acquired CEFUS and UIRT. Although we believe that we have successfully integrated these operations with ours, no assurance can be given that the operational synergies or estimated expense reductions will be realized or that unanticipated costs will not arise in the future as a result of these acquisitions. In addition, our strategy includes renovating and re-leasing space in some under-performing shopping centers acquired in these acquisitions. If such operational synergies or expense reductions are not realized, if we are unable to re-lease vacant space or if we experience material, unanticipated costs as a result of these acquisitions, our results of operations could be harmed and our stock price could decline.

  AS WE EXPAND OUR BUSINESS INTO NEW MARKETS WE WILL BE SUBJECT TO RISKS ASSOCIATED WITH THOSE MARKETS WHICH MAY HAVE AN ADVERSE IMPACT ON OUR FUTURE OPERATIONS.

     Although we are seeking to acquire additional properties and sites in our primary markets of Florida and Texas, we will also seek to locate properties in other areas with similar demographic characteristics. In seeking investment opportunities in other areas of the United States, we will not initially possess the same level of familiarity as we possess with respect to our current markets, which could adversely affect our ability to acquire, develop, manage or lease properties in new markets and may therefore have an adverse impact on our future operations.

  WE FACE INCREASING COMPETITION FOR THE ACQUISITION OF REAL ESTATE PROPERTIES AND OTHER ASSETS, WHICH MAY IMPEDE OUR ABILITY TO MAKE FUTURE ACQUISITIONS OR MAY INCREASE THE COST OF THESE ACQUISITIONS.

     We compete with many other entities engaged in real estate investment activities for acquisitions of community and neighborhood shopping centers, including institutional pension funds, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties, other assets or other companies we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Such competition may increase the bargaining position of the owners of those properties and harm our ability to acquire available properties. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and you may experience a lower return on your investment.

  OUR EXISTING PROPERTIES ARE, AND FUTURE PROPERTIES ARE EXPECTED TO BE, SUBJECT TO COMPETITION WHICH COULD AFFECT OUR ABILITY TO LEASE VACANT SPACE AND MAINTAIN CURRENT RENTAL VALUES.

     Many of our shopping centers are located in developed areas that include other shopping centers. The number of retail properties in a particular area could harm our ability to lease vacant space and maintain the rents charged at the shopping centers or at any newly acquired property or properties. Retailers at our properties face increasing competition from outlet malls, discount shopping clubs, direct mail, telemarketing sales and internet sales.

     In addition, any new competitive properties that are developed within the neighborhoods of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make capital improvements to properties which we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may divert cash that would otherwise be available for dividends to stockholders. Ultimately, to the extent we are unable to renew leases or re-lease space as leases expire, it would result in decreased cash flow from tenants and harm our operating results.

  WE MAY EXPERIENCE DIFFICULTIES AND ADDITIONAL COSTS ASSOCIATED WITH RENTING UNLEASED SPACE AND SPACE WHICH MAY BE VACATED IN FUTURE YEARS.

     As a result of our acquisitions of CEFUS and UIRT, we now own several properties the performance of which we plan to improve by re-leasing vacated space. However, our ability to rent unleased or vacated space in these or other properties will be affected by many factors, including the property's location, current market conditions and covenants found in certain leases with tenants restricting the use of other space at a property. For instance, in some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants to sell that merchandise or provide those services. When re-leasing space after a vacancy, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to lease or to re-lease on satisfactory terms could harm our operating results.

     In addition, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

  WE HAVE SUBSTANTIAL DEBT OBLIGATIONS WHICH MAY REDUCE OUR OPERATING PERFORMANCE AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, and the risk that indebtedness on our properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. Most of our existing mortgage indebtedness has an amortization schedule which results in substantial payments being due at maturity.

     Because we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings or equity offerings. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties upon disadvantageous terms, which might result in losses to us and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, our interest expense would increase, without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to us. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Internal Revenue Code. In addition, under the terms of our credit facility with Wells Fargo, defaults in excess of $25 million under our other mortgage indebtedness could cause a default under that facility.

     We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, borrow under our existing credit facilities or borrow new funds to acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

     Our substantial debt may harm our business and operating results, including:

     - requiring us to use a substantial portion of our funds from operations to pay interest and required principal payments, which reduces the amount available for dividends;

     - placing us at a competitive disadvantage compared to our competitors that have less debt;

     - making our company more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

     - limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

  CERTAIN INDEBTEDNESS MAY BE IN DEFAULT AS A RESULT OF THIS OFFERING OR PRIOR ISSUANCES OF OUR COMMON STOCK WHICH MAY SERVE AS A BASIS FOR THE LENDERS TO ACCELERATE AMOUNTS DUE UNDER THE RELATED MORTGAGES OR DEMAND PAYMENTS OR FEES.

     Certain of the mortgages on our properties contain prohibitions on transfers of ownership interests in the mortgagor or its parents without the prior written consent of the lenders, which provisions may have been violated by previous transactions and may be violated by this offering. A violation could serve as a basis for the lenders to accelerate amounts due under the related mortgages, demand payments or assess fees or penalties.

We are currently in the process of obtaining a clarification, amendment or consent from each of the various lenders under such mortgages.

     The outstanding principal amounts under the mortgages on the affected properties covered by such restrictions on transfer total approximately $123.4 million, excluding the principal amount of $6.8 million on mortgages which are scheduled to be repaid in 2002. In the event that the requested assurances or consents are not obtained and the mortgage holders declare defaults under the mortgage documents, we will, if required, prepay the remaining mortgages from existing resources, refinancings of such mortgages, borrowings under our other lines of credit or other sources of financing. The repayment of these mortgages could have an adverse impact on our operations and affect our ability to make distributions to stockholders in the anticipated amounts.

  CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price of our common stock will be affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock to seek a higher annual yield from their investments. Such an increase in market expectations or requirements would likely adversely affect the market price of our common stock. In addition, we have variable rate loans with various lenders. As interest rates rise, more of our funds from operations will be required to service that debt. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

  OUR FINANCIAL COVENANTS MAY RESTRICT OUR OPERATING OR ACQUISITION ACTIVITIES, WHICH MAY HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

     Our existing mortgage indebtedness contains customary terms and conditions typically found in mortgages including, among others, the requirement to maintain insurance on the properties, the requirement to preserve and maintain the properties and restrictions upon the incurrence of additional indebtedness and liens on the properties. Furthermore, the terms of some of our indebtedness restrict our ability to consummate transactions which result in a change in control or to otherwise issue equity or debt securities. The mortgages on our properties also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, may be entitled to take possession of the property securing the loan. Some of our revolving credit facilities also contain financial and other covenants that limit our operating flexibility.

  OUR INVESTMENTS IN DEVELOPMENT AND REDEVELOPMENT PROJECTS MAY NOT YIELD ANTICIPATED RETURNS, WHICH WOULD HARM OUR OPERATING RESULTS AND REDUCE THE AMOUNT OF FUNDS AVAILABLE FOR DISTRIBUTIONS.

     A component of our growth strategy is redeveloping existing properties within our portfolio as well as developing new shopping centers at other locations. There can be no assurance that we will be able to do so successfully. We intend to pursue development activities as opportunities arise. Such activities may include expanding and/or renovating properties or developing new sites. Expansion, renovation and development projects generally require expenditures of capital, as well as various governmental and other approvals, which we may not be able to obtain, or may only obtain after delay and at substantial costs.

     While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that construction costs, such as cost overruns and timing delays due to lack of availability of materials and labor, weather conditions and other factors outside of our control, of a property may exceed original estimates, possibly making the property uneconomical. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results. In addition, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable, construction and permanent financing may not be available on favorable terms for development and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs.

  THE COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS, INCLUDING LIABILITY FOR CONTAMINATION AT OUR PROPERTIES RESULTING FROM, AMONG OTHER THINGS, GASOLINE OR DRY-CLEANING POLLUTANTS, MAY HARM OUR OPERATING RESULTS.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate or real estate-related facilities may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from its property. In connection with the direct or indirect ownership, operation, management and development of real properties, we are generally considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances. Therefore, we may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and property.

     Approximately 23 of the properties in our portfolio have been identified as having some level of contamination, nine of which are undergoing some form of remediation and the remainder of which require further assessment. In some cases, contamination has migrated or is expected to migrate into the groundwater beneath our properties from adjacent properties, such as service stations. In other cases, contamination has resulted from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners, which have released pollutants such as gasoline or dry-cleaning solvents into the soil or groundwater. We believe that, based on environmental studies conducted to date, none of these environmental problems is likely to have a material adverse effect on our financial condition. However, no assurances can be given that environmental studies obtained by us reveal all environmental liabilities, that any prior owner of land or a property owned or acquired by us did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future. Although many of our leases with tenants contain provisions intended to minimize the environmental risks and to shift the financial risks to the tenants, there is no assurance that we will not incur liability in this regard.

  SOME POTENTIAL LOSSES ARE NOT COVERED BY INSURANCE, SO WE COULD LOSE OUR ENTIRE INVESTMENT IN A PROPERTY.

     We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of losses, including lease and other contract claims, acts of war and acts of God, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If that happened, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

  COSTS ASSOCIATED WITH COMPLYING WITH THE AMERICANS WITH DISABILITIES ACT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS.

     Our properties are subject to the Americans with Disabilities Act of 1990. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

  WE MAY EXPERIENCE ADVERSE CONSEQUENCES IN THE EVENT WE FAIL TO QUALIFY AS A REIT.

     Although we believe that we have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and in general we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding capital gains. We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and meet distribution requirements, no assurances can be given in this regard.

     If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and would not be allowed a deduction in computing our taxable income for amounts distributed to our stockholders. Moreover, unless entitled to relief under certain statutory provisions, we also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce our net earnings available for investment or distribution to our stockholders due to our additional tax liability for the years involved.

  OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND HIS AFFILIATES WILL OWN APPROXIMATELY 63.1% OF OUR COMMON STOCK AFTER THIS OFFERING AND WILL EXERCISE SIGNIFICANT CONTROL OF OUR COMPANY AND MAY DELAY, DEFER OR PREVENT US FROM TAKING ACTIONS THAT WOULD BE BENEFICIAL TO OUR OTHER STOCKHOLDERS.

     After this offering, Chaim Katzman, our Chairman and Chief Executive Officer and our largest stockholder, and his affiliates will own approximately 63.1% of the outstanding shares of our common stock, which amount includes an aggregate of 325,000 shares reserved for purchase by Gazit (1995), Inc. and Silver Maple (2001), Inc. in this offering. Accordingly, Mr. Katzman will be able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman will be able to exercise significant control over the outcome of any proposed merger or consolidation of our company under Maryland law. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

  OUR ORGANIZATIONAL DOCUMENTS CONTAIN PROVISIONS WHICH MAY DISCOURAGE A TAKEOVER OF US, MAY MAKE REMOVAL OF OUR MANAGEMENT MORE DIFFICULT AND DEPRESS OUR STOCK PRICE.

     Our organizational documents contain provisions which may have an anti-takeover effect and inhibit a change in our management. For instance, our articles of amendment and restatement contain ownership limits and restrictions on transferability of shares of our capital stock in order to protect our status as a REIT. These provisions prevent any one stockholder from owning, actually or constructively, more than 9.9% of the value or number of outstanding shares of our capital stock without our prior consent. In addition, our articles and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change of control of our company or the removal of existing management and, as a result, could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include the ability to issue preferred stock, staggered terms for our directors, advance notice requirements for stockholder proposals, the absence of cumulative voting rights and provisions relating to the removal of incumbent directors. Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with interested stockholders or that may otherwise have the effect of preventing or delaying a change of control.

  LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS.

     Our ability to successfully execute our acquisition and growth strategy depends to a significant degree upon the continued contributions of Chaim Katzman, our Chairman of the Board and Chief Executive Officer, Doron Valero, our President and Chief Operating Officer, and Howard Sipzner, our Chief Financial Officer. Pursuant to our employment agreements with Mr. Katzman, he is only required to devote so much of his business time, attention, skill and efforts as shall be required for the faithful performance of his duties.

Moreover, there is no guarantee that Mr. Katzman, Mr. Valero or Mr. Sipzner will remain employed with us. While we have employment agreements with these executives, we cannot guarantee that we will be able to retain their services. The loss of the services of Messrs. Katzman, Valero or Sipzner could have a material adverse effect on our results of operations.

  OUR RIGHTS AND THE RIGHTS OF OUR STOCKHOLDERS TO TAKE ACTION AGAINST OUR DIRECTORS AND OFFICERS ARE LIMITED.

     Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that a prudent person would use under similar circumstances. Our articles require us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

RISKS RELATED TO THIS OFFERING

  OF OUR TOTAL OUTSTANDING SHARES AFTER THIS OFFERING, APPROXIMATELY 25.3 MILLION WILL BE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     After this offering, we will have approximately 32.7 million shares of our common stock outstanding. Of these shares, the shares we are selling in this offering will be freely tradable except for any shares purchased by our "affiliates" as that term is used in Rule 144 of the Securities Act. Affiliates may only sell their shares pursuant to the requirements of Rule 144 or in a registered public offering. Unless sold earlier pursuant to a registered public offering, the remaining 25.3 million shares will become available for resale in the public market at various times in the future.

     As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

     In addition, three of our senior executive officers, Messrs. Katzman, Valero and Sipzner, have agreed that, for a period of 180 days from the date of this prospectus supplement, they will not, without the consent of Legg Mason Wood Walker, Incorporated, offer, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock held directly by them. Additionally, Gazit (1995), Inc., Silver Maple (2001), Inc. and AH Investments US, L.P. have agreed that for a period of 180 days from the date of this prospectus supplement they will not offer, sell, hedge or otherwise dispose of any shares that they purchase in this offering. The aggregate maximum number of such shares of common stock that are subject to these lock-up agreements is approximately 1.9 million. Future sales of substantial amounts of common stock, or the potential for such sales, could adversely affect prevailing market prices.

     Holders of approximately 22 million shares of our common stock or options to acquire shares of our common stock, which will represent approximately 67% of our outstanding shares after completion of this offering, have the right to require us to register their common stock with the Securities and Exchange Commission. Additionally, 695,540 shares of common stock have been reserved for issuance under our 2000 Executive Incentive Compensation Plan under which options to purchase 625,000 shares have been granted. We intend to register under the Securities Act of 1933 all shares reserved for issuance under the 1995 Stock Option Plan and the 2000 Executive Incentive Compensation Plan. Once we register these shares, they can be freely sold in the public market after issuance. If any or all of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $       from this offering,
based on the sale of 3,000,000 shares of common stock at a public offering price
of $     per share, and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately
$       . We currently intend to use a portion of the net proceeds of this offering to repay a $2.1 million mortgage loan which bears interest annually at a rate of 9.35% and matures in April 2002. The remaining portion of the net proceeds will be used to pay down a portion of the outstanding balances under three of our lines of credit which had outstanding balances as of March 1, 2002 of approximately $47 million in the aggregate. Our Bank Leumi credit facility bears interest annually at a rate of LIBOR plus 125 basis points and matures in September 2002. The initial proceeds of the Bank Leumi facility were used to pay a portion of the cash consideration paid to the former shareholders of UIRT in connection with our acquisition of that company. In addition, our Wells Fargo credit facility currently bears interest annually at a rate of LIBOR plus 125 basis points and matures in February 2005. The initial proceeds of the Wells Fargo facility were used to refinance other indebtedness outstanding at that time. Finally, our City National credit facility bears interest annually at a rate of LIBOR plus 225 basis points and matures in May 2002.

                                 CAPITALIZATION

     You should read this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The following table describes our capitalization as of December 31, 2001:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of 3,000,000 shares of
       common stock offered by us at a public offering price of $     per share,
       after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                                DECEMBER 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
Long-term debt..............................................  $322,612    $322,612
                                                              --------    --------
Stockholders' equity:
  Preferred stock -- $0.01 par value: 5,000,000 authorized,
     actual; 5,000,000 shares authorized, as adjusted; none
     issued and outstanding, actual and as adjusted.........        --          --
  Common Stock, $0.01 par value: 40,000,000 shares
     authorized, actual; 40,000,000 shares authorized, as
     adjusted; 28,780,843 shares issued and outstanding,
     actual; 31,780,843 shares issued and outstanding, as
     adjusted...............................................       288         318
  Additional paid-in capital................................   283,619
  Retained earnings.........................................     1,808       1,808
  Accumulated other comprehensive loss......................       (34)        (34)
  Unamortized restricted stock compensation.................    (1,836)     (1,836)
  Notes receivable from issuance of stock...................    (5,578)     (5,578)
                                                              --------    --------
  Total stockholders' equity................................   278,267
                                                              --------    --------
     Total capitalization...................................  $600,879    $
                                                              ========    ========

     The actual and as adjusted information set forth in the table excludes:

     - 450,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

     - 688,000 shares of common stock issued on January 18, 2002 in a private placement to a limited number of accredited investors. See the section entitled "Prospectus Summary -- Recent Developments" for a more complete discussion;

     - 625,000 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2001, at a weighted average exercise price of $10.12 per share;

     - 695,540 shares of common stock reserved for issuance under our 2000 Executive Incentive Compensation Plan;

     - 1,135,605 shares reserved for issuance under our dividend reinvestment and stock purchase plan;

     - 93,656 shares held by our subsidiary, Walden Woods, Ltd., in connection with the possible redemption of operating partnership units of that subsidiary held by its limited partner; and

     - 261,850 shares reserved for issuance upon conversion of operating partnership units of our subsidiary, The Shoppes of North Port Ltd., which may be redeemed by the limited partners of that subsidiary for cash or shares of our common stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     Our common stock began trading on the New York Stock Exchange, or NYSE, on May 18, 1998, under the symbol "EQY." On March 6, 2002, we had 389 stockholders of record representing 4,269 beneficial owners. The following table sets forth for the periods indicated the high and low sales prices as reported by the NYSE and the distributions declared by us:

                                                                            DISTRIBUTIONS
                                                        HIGH       LOW        DECLARED
                                                      --------   --------   -------------
2000
  First Quarter, 2000...............................  $10.7500   $ 9.1875       $0.26
  Second Quarter, 2000..............................   10.0000     9.0000        0.26
  Third Quarter, 2000...............................   10.6875     9.5000        0.26
  Fourth Quarter, 2000..............................   10.6250     9.3750        0.32

2001
  First Quarter, 2001...............................  $11.0000   $ 9.7000       $0.26
  Second Quarter, 2001..............................   12.5300    10.0100        0.26
  Third Quarter, 2001...............................   11.9800    10.6400        0.27
  Fourth Quarter, 2001..............................   14.1000    11.5200        0.27

2002
  First Quarter, 2002 (through March 15, 2002)......  $14.6300   $12.9500       $0.27

     Dividends paid during 2001 and 2000 totaled $18.6 million and $13.2 million. Included in the $0.32 distribution for the fourth quarter of 2000 was a special distribution of $0.06 attributable to the $1.5 million termination fee we received in connection with General Cinema's termination of its lease at Lake Mary. Future declarations of dividends will be made by us at the discretion of our board of directors and will depend upon our earnings, financial condition and such other factors as our board of directors deems relevant. In order to qualify for the beneficial tax treatment accorded to real estate investment trusts under the Internal Revenue Code of 1986, or the Code, we are currently required to make distributions to holders of our shares in an amount at least equal to 90% of our "real estate investment trust taxable income," as defined in
Section 857 of the Code.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated operating data and balance sheet data set forth below have been derived from our consolidated financial statements, including the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 incorporated by reference in this prospectus supplement. The consolidated financial statements as of and for the years ended December 31, 2001, 2000 and 1999 have been audited by Deloitte & Touche LLP, independent auditors. The data set forth below should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

                                                                  YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------
                                                  2001         2000         1999         1998         1997
                                               ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS OTHER THAN PER SHARE, PERCENTAGE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues(1)..........................   $ 82,987     $ 49,621     $ 27,163     $ 22,994     $ 20,545
                                                ========     ========     ========     ========     ========
  Property operating expenses................   $ 24,936     $ 13,661     $  7,082     $  5,965     $  5,245
  Rental property depreciation and
    amortization.............................     11,114        6,284        3,502        2,881        2,392
  Interest expense and amortization of
    deferred financing fees..................     22,243       12,807        5,086        5,014        5,681
  Put option expense.........................         --           --           --        1,320           --
  General and administrative expenses........      3,553        2,559        1,622        1,381        1,029
                                                --------     --------     --------     --------     --------
  Total expenses.............................   $ 61,846     $ 35,311     $ 17,292     $ 16,561     $ 14,347
                                                ========     ========     ========     ========     ========
  Net income.................................   $ 18,721     $ 12,555     $ 13,589     $  9,065     $  6,198
                                                ========     ========     ========     ========     ========
  Basic earnings per share...................   $   0.83     $   0.88     $   1.26     $   1.01     $   0.96
  Diluted earnings per share.................       0.83         0.87         1.26         1.00         0.87
BALANCE SHEET DATA:
  Total rental properties, after accumulated
    depreciation.............................   $627,687     $483,699     $204,919     $138,623     $119,250
  Total assets...............................    668,536      542,817      212,497      152,955      126,903
  Mortgage notes payable.....................    345,047      280,396       97,752       67,145       71,004
  Total liabilities..........................    390,269      321,267      121,068       71,737       73,323
  Minority interest in CEFUS.................         --       33,887           --           --           --
  Shareholders equity........................    278,267      187,663       91,429       81,218       53,580
OTHER DATA:
  EBITDA to interest coverage ratio(2).......        2.5          2.6          3.6          3.1          2.5
  Funds from operations(3)...................   $ 30,931     $ 19,044     $ 13,354     $ 10,598     $  8,576
  Cash flows from:
    Operating activities.....................     32,804       15,506       20,169        3,697        8,843
    Investing activities.....................    (44,298)     (11,165)     (62,239)     (23,824)      (6,173)
    Financing activities.....................     10,053       (2,421)      40,903       19,123       (2,023)
  GLA (square feet) (at end of period).......      8,637        3,169        2,836        2,078        2,004
  Occupancy (at end of period)...............         86%          95%          95%          95%          93%
  Dividends per share........................   $   1.06     $   1.10     $   1.02     $   1.00     $   0.95

---------------

(1) Excludes real estate sales.

(2) EBITDA to interest coverage ratio is the ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to interest expense including the amortization of deferred financing costs. The 2001 ratio excludes a $609,000 loss on the sale of real estate from EBITDA, the 2000 ratio excludes a $63,000 loss on the sale of real estate from EBITDA, the 1999 ratio excludes a $3.8 million gain on the sale of real estate from EBITDA, and the 1998 ratio excludes a $2.6 million gain on the sale of real estate and the $1.3 million put option expense from EBITDA. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to operating or net income computed in accordance with GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities (calculated in accordance with GAAP) or as a measure of liquidity. We believe that EBITDA is a fairly standard measure in our industry, commonly reported and widely used by analysts and investors as a measure of profitability for companies with significant depreciation, amortization and non-cash expenditures. Similarly, the EBITDA to interest coverage ratio is commonly used along with cash flows from operating activities (calculated in accordance with GAAP) as a measure of a company's ability to pay its current interest obligation. However, not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth above may not be comparable to EBITDA reported by other companies.

(3) We define funds from operations, or FFO, consistent with the NAREIT definition as net income before gains (losses) on the sale of real estate, extraordinary items and minority interest (as well as expenses associated with minority interests), plus real estate depreciation and amortization of capitalized leasing costs. We believe that FFO should be considered along with, but not as an alternative to, net income as defined by GAAP as a measure of our operating performance. Our calculation of FFO may not be comparable to similarly titled measures reported by other companies. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our needs. Our calculation of FFO may not be comparable to similarly titled measures reported by other companies. We calculate FFO as follows:

                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------
                                         2001      2000      1999*     1998*    1997*
                                        -------   -------   -------   -------   ------
                                                        (IN THOUSANDS)
Net income............................  $18,721   $12,555   $13,589    $9,065   $6,198
Depreciation and amortization.........   11,202     6,312     3,483     2,845    2,378
Depreciation attributable to joint
  ventures............................      238        33        --        --       --
Extraordinary item -- prepayment
  penalty.............................    1,546        --        --        --       --
Deferred income tax (benefit)
  expense.............................     (374)    1,071        --        --       --
Put option expense....................       --        --        --     1,320       --
Minority interest in consolidated
  subsidiary..........................       99        --        96        --       --
Interest on convertible partnership
  units...............................      259        20        --        --       --
Loss (gain) on sale of real estate....      609        63    (3,814)   (2,632)      --
Minority interest in CEFUS share of
  FFO adjustments.....................   (1,369)   (1,010)       --        --       --
                                        -------   -------   -------   -------   ------
FFO...................................  $30,931   $19,044   $13,354   $10,598   $8,576
                                        =======   =======   =======   =======   ======

---------------

* Restated to conform to NAREIT's current FFO definition.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited supplemental pro forma information is presented to reflect the effects of the CEFUS and UIRT acquisitions, including the issuance of the common stock, as if the transactions had occurred on January 1, 2001. The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the acquisitions occurred as indicated nor does it purport to represent the results of operations for future periods.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                         CEFUS                      UIRT HISTORICAL        UIRT
                                                       PRO FORMA                    (FOR THE PERIOD      PRO FORMA
                                                      ADJUSTMENTS                   JANUARY 1, 2001     ADJUSTMENTS
                                       EQUITY ONE      INCREASE       COMBINED          THROUGH          INCREASE       COMBINED
                                      HISTORICAL(A)   (DECREASE)      PRO FORMA   SEPTEMBER 20, 2001)   (DECREASE)      PRO FORMA
                                      -------------   -----------     ---------   -------------------   -----------     ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
 Rental income......................     $80,130            --         $80,130          $16,158          $   (884)(d)    $95,404
 Management fees....................         927            --             927               --                --            927
 Investment revenue.................       1,930            --           1,930              166                --          2,096
                                         -------        ------         -------          -------          --------        -------
       Total revenues...............      82,987            --          82,987           16,324              (884)        98,427
                                         -------        ------         -------          -------          --------        -------
Costs and Expenses
 Property operating expenses........      24,936            --          24,936            4,085              (249)(d)     28,772
 Interest and amortization of
   deferred financing fees..........      22,243            --          22,243            4,116              (152)(d)     27,384
                                                                                                            1,177(f)
 Rental property depreciation and
   amortization.....................      11,114            --          11,114            2,990            (1,073)(g)     13,031
 General and administrative
   expenses.........................       3,553            --           3,553            2,498            (1,363)(e)      4,688
 Advisory fees......................          --            --              --            1,998            (1,998)(e)         --
 Strategic alternative review
   expense..........................          --            --              --            2,095            (2,095)(e)         --
                                         -------        ------         -------          -------          --------        -------
       Total costs and expenses.....      61,846            --          61,846           17,782            (5,753)        73,875
                                         -------        ------         -------          -------          --------        -------
Income before (loss)/gain on sale of
 real estate, equity in income of
 joint ventures, minority interest
 in earnings of consolidated
 subsidiary, income taxes, minority
 interest in CEFUS and extraordinary
 item...............................      21,141            --          21,141           (1,458)            4,869         24,552
(Loss)/gain on sale of real
 estate.............................        (609)           --            (609)           1,692            (1,692)(d)       (609)
Equity in income of joint
 ventures...........................         494            --             494               --                --            494
Minority interest in earnings of
 consolidated subsidiary............         (99)           --             (99)              --                --            (99)
                                         -------        ------         -------          -------          --------        -------
Income before income taxes, minority
 interest in CEFUS and extraordinary
 item...............................      20,927            --          20,927              234             3,177         24,338
                                         -------        ------         -------          -------          --------        -------
Income tax benefit
 Current............................         593          (593)(b)          --               --                --             --
 Deferred...........................         374          (374)(b)          --               --                --             --
                                         -------        ------         -------          -------          --------        -------
       Total income tax benefit.....         967          (967)             --               --                --             --
                                         -------        ------         -------          -------          --------        -------
Income before minority interest in
 CEFUS and extraordinary item.......      21,894          (967)         20,927              234             3,177         24,338
Minority interest in CEFUS..........      (1,627)        1,627(c)           --               --                --             --
                                         -------        ------         -------          -------          --------        -------
Income before extraordinary item....      20,267           660          20,927              234             3,177         24,338
Extraordinary item -- prepayment
 penalty............................      (1,546)           --          (1,546)              --                --         (1,546)
                                         -------        ------         -------          -------          --------        -------
Net income..........................     $18,721        $  660         $19,381          $   234          $  3,177        $22,792
                                         =======        ======         =======          =======          ========        =======
Per share
 Basic..............................     $  0.83                       $  0.78          $  0.03                          $  0.85
                                         =======                       =======          =======                          =======
 Diluted............................     $  0.83                       $  0.78          $  0.03                          $  0.84
                                         =======                       =======          =======                          =======
Weighted average shares outstanding
 Basic..............................      22,414         2,416(c)       24,830            8,652            (6,558)(h)     26,924
                                         =======        ======         =======          =======          ========        =======
 Diluted............................      23,037         2,416(c)       25,453            8,652            (6,558)(h)     27,547
                                         =======        ======         =======          =======          ========        =======

---------------

    (a) Our historical results includes the results of CEFUS for the year, subject to the minority interest which was acquired on September 20, 2001, and the results of UIRT for the period September 21, 2001 through December 31, 2001.
    (b) To reflect our operation as a REIT and exemption from federal income tax.
    (c) To record the acquisition of the minority interest in CEFUS effective January 1, 2001 and issuance of our common stock, weighted for the number of days outstanding.
    (d) To eliminate revenues and expenses on properties sold prior to our acquisition of UIRT and the related gain on sale from these properties.
    (e) To eliminate non-recurring expenses incurred by UIRT, including legal fees related to the defense of a shareholder derivative lawsuit and fees payable by UIRT to advisors in connection with the acquisition.
    (f) To increase interest expense to reflect the borrowings under our credit agreements for the cash portion of the UIRT acquisition.
    (g) To adjust depreciation to reflect the purchase adjusted basis of the rental property and our depreciation policies.
    (h) To record the elimination of UIRT shares and issuance of our common stock, weighted for the number of days outstanding.

                          OUR BUSINESS AND PROPERTIES

GENERAL

     We are a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers. Our shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. As of December 31, 2001, our portfolio consisted of 85 properties, comprising 55 supermarket-anchored shopping centers, six drug store-anchored shopping centers, 18 other retail-anchored shopping centers, five commercial properties and one drug store-anchored development, as well as non-controlling interests in three unconsolidated joint ventures that own commercial properties. Our existing properties are located primarily in metropolitan areas of Florida and Texas, contain an aggregate of 8.6 million square feet of gross leasable area and were 86.1% occupied, based on gross leasable, area as of December 31, 2001.

     We were established as a Maryland corporation in 1992 and completed our initial public offering in May 1998. In addition, we have been operating as a REIT since 1995. Until 2001, we primarily owned and operated neighborhood and community shopping centers located in Florida. However, during 2001, through two strategic acquisitions, we increased our property portfolio in Florida and expanded our property ownership into metropolitan areas located in Texas, Arizona and Tennessee.

     In September 2001, we acquired Centrefund Realty (U.S.) Corporation, or CEFUS, a wholly-owned subsidiary of one of our affiliates, First Capital Realty Inc., an Ontario corporation whose shares are traded on the Toronto Stock Exchange (TSE:FCR). As a result of this transaction, we acquired 28 shopping centers and interests in five joint ventures, two of which have been sold. These properties contained an aggregate of approximately 3.2 million square feet of gross leasable area.

     In addition, in September 2001, we also acquired United Investors Realty Trust, or UIRT, a publicly-traded Texas real estate investment trust whose shares were listed on the Nasdaq National Market. As a result of this transaction, we acquired 22 shopping centers and an interest in one joint venture, which has been sold. These properties contained an aggregate of approximately 2.0 million square feet of gross leasable area.

     As a result of the CEFUS and UIRT acquisitions, we were able to nearly triple the size of our property portfolio consistent with our business strategy and investment criteria and, at the same time, centralize management functions, reduce our combined personnel and achieve other cost-savings measures. Our resulting portfolio includes shopping centers primarily in Florida and Texas which are anchored by national and regional supermarket brands such as Albertson's, Kash N' Karry, Kroger, Publix, Randalls and Winn-Dixie or other national retailers such as Bed Bath & Beyond, Best Buy, Blockbuster, Eckerd, Home Depot Design Expo, Kmart and Walgreens.

BUSINESS AND GROWTH STRATEGIES

     Our business strategy has been and will continue to be to maximize long-term shareholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. To that end, we now own and manage a portfolio of 79 community and neighborhood shopping centers primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. In order to achieve our objectives in the future, we intend to:

     - maximize the value of our existing shopping centers by leasing and re-leasing those properties at higher rental rates to creditworthy tenants and renovating and developing those properties to make them more attractive for leasing and re-leasing to such tenants;

     - acquire additional neighborhood and community shopping centers in high growth, high density metropolitan areas that are primarily anchored by supermarkets or other necessity-oriented retailers;

     - sell or dispose of properties that do not meet our investment criteria, asset type or geographic focus; and

     - capitalize on our substantial asset base to effectively access capital to fund our growth.

     Enhance Portfolio Performance. We seek to maximize the value of our existing shopping centers by leasing and re-leasing those properties at higher rental rates to creditworthy tenants. These efforts improve the financial performance of our shopping center portfolio by increasing the overall occupancy of our portfolio. We believe that we have developed strong, mutually beneficial relationships with creditworthy tenants, particularly our anchor tenants, by consistently meeting or exceeding the expectations and demands of those tenants. Over the years, this strategy has allowed us to leverage our relationship with existing tenants to lease and re-lease our properties and therefore maintain or improve the financial performance of our existing properties or properties we acquire. Moreover, we intend to renovate or develop a number of under-performing assets that we acquired as a result of the CEFUS and UIRT transactions in order to make them more attractive for leasing or re-leasing to creditworthy tenants.

     Acquisition and Development of Shopping Centers. As we seek to grow our business, we intend to acquire additional neighborhood and community shopping centers through individual property acquisitions, development of new properties, property portfolio purchases and acquisitions of other REITs and real estate companies, both privately-held and publicly-traded.

     We select properties for acquisition or development which have or are suitable for supermarket or other anchor tenants that offer daily necessities and value-oriented merchandise. The properties must be well located, typically in high growth, high density metropolitan areas, and have high visibility, open air designs, ease of entry and exit and ample parking. Although we focus primarily on well-performing, supermarket-anchored properties with strong cash flows, we also acquire under-performing assets which are adaptable over time for expansion, renovation or redevelopment. When evaluating potential acquisitions, whether well-performing or under-performing, and development projects, we consider factors such as:

     - the location, construction quality, design and visibility of the property;

     - economic, demographic, and regulatory and zoning conditions in the property's local and regional market;

     - tenants' gross sales per square foot measured against industry standards;

     - competition from comparable retail properties in the market area and the possibility of future competition;

     - the current and projected cash flow of the property and the potential to increase cash flow;

     - the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;

     - the occupancy and demand by tenants for properties of a similar type in the market area;

     - the potential to complete a strategic renovation, expansion, or re-tenanting of the property;

     - the property's current expense structure and the potential to increase operating margins;

     - the potential for capital appreciation of the property; and

     - the ability to subsequently sell or refinance the property.

     When evaluating expansion, renovation and development possibilities, we generally secure commitments from anchor tenants prior to initiating construction. In addition, when evaluating acquisitions of portfolios of properties, REITs or other real estate businesses, we review the component properties against the criteria described above, as well as opportunities for synergies and cost savings on a combined basis, geographic fit with our existing markets and the extent of non-core assets included in the acquisition.

     In 2001, we acquired 50 new properties as a result of the CEFUS and UIRT transactions as well as two individual shopping centers. In addition, we commenced and completed additions of 40,000 and 24,000 square feet at our Lake Mary and Sky Lake shopping centers.

     We currently are focused on properties located in the southeast and southwest regions of the United States. In addition, in making new real estate investments, we intend to continue to place primary emphasis on obtaining equity interests in well-located, income-producing properties with attractive yields and potential for increases in income and capital appreciation.

     Selling Certain Assets. Over time, when assets we acquire no longer meet our investment criteria or when assets provide the opportunity for significant gains, we may attempt to sell or otherwise dispose of those assets. For instance, we acquired several properties as a result of the UIRT and CEFUS acquisitions which were not located in high growth, metropolitan areas or otherwise were not consistent with our investment criteria outlined above. We have already sold several of these properties and may attempt to sell others in the future. Since December 1, 2000, we have sold five properties for aggregate gross proceeds of approximately $40.4 million.

     Using our Capital to Expand Our Business. We intend to grow and expand our business by using cash available from operations or from lines of credit or, if appropriate market conditions exist, by accessing the capital markets to issue equity, debt or a combination thereof. In addition, as we have in the past, we intend to utilize tax-advantaged structures to acquire properties from sellers who wish to defer capital gains. Such structures may include entering into a joint venture or other type of co-ownership with a seller, whether in the form of a limited partnership or limited liability company, in which we would acquire a controlling interest. We may offer the seller an interest in the venture that is convertible or exchangeable for shares of common stock or otherwise allow the seller to have an equity interest in our company.

COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from other owners and operators of community and neighborhood shopping centers in a number of ways, including:

     - Shopping Centers Anchored by Supermarkets or Necessity-Oriented Retailers. For the year ended December 31, 2001, shopping centers anchored by supermarkets and necessity-oriented retailers accounted for approximately 98.5% of our total net operating income. As of March 1, 2002, these types of shopping centers represented approximately 98.9% of our gross leasable area, with supermarket-anchored centers representing 70.4% of our gross leasable area. We believe that supermarket and other necessity-oriented retailers are more resistant to economic downturns by the nature of their business and generate continuous consumer traffic through our shopping centers. This traffic enhances the quality and appeal of our shopping centers and benefits our other tenants.

     - Attractive Locations in High-Growth Areas. Our portfolio of properties is concentrated in high density areas that are experiencing high population growth such as Florida and Texas. As of March 1, 2002, these states constituted 60.9% and 33.9% of our gross leasable area. The strong demographics of these markets provide our properties with a growing supply of shoppers and increased demand for the goods and services of our tenants.

     - Diverse Tenant Base. No single tenant currently represents more than 10% of our annualized minimum rent and only one tenant, Publix, represents more than 5% of such revenue. As of December 31, 2001, Publix represented 5.5% of our annualized minimum rent. As of December 31, 2001, we had approximately 1,615 leases with our tenants, including national and regional supermarket chains, drug stores, discount retail stores, other nationally or regionally known stores, a variety of other regional and local retailers and a number of local service providers such as doctors, dentists, hair salons, restaurants and others. We believe that this diversity of tenants enables us to generate more stable cash flows over time and limits our exposure to the financial conditions of any particular tenant.

     - Seasoned Management Team. Our senior executives and managers average more than 20 years of experience in the acquisition, management, leasing, redevelopment and construction of real estate and many have been with us since our inception. In particular, we believe that our in-depth market knowledge and long-term tenant relationships developed by our senior management provide us with a key competitive advantage.

     - Property Acquisition Strengths. We believe we have certain competitive advantages which enhance our ability to capitalize on acquisition opportunities, including our long standing relationships with real estate bankers and brokers, tenants and institutional and other real estate owners in our current target markets; our access to capital; our ability to offer cash and tax advantaged structures to sellers; and our demonstrated ability to conduct a rapid, efficient and effective due diligence investigation of the property, portfolio of properties or company. In 2001, we acquired 52 new properties primarily through our acquisitions of CEFUS and UIRT.

     - Strong Relationships with Tenants. We believe we have cultivated strong relationships with supermarket and other anchor tenants, which, in combination with our in-depth knowledge of our primary markets, have contributed substantially to our success in identifying, acquiring and operating our properties.

PROPERTIES

     We maintain our principal executive and management office at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida in the Shops at Skylake. As of December 31, 2001, our portfolio consisted primarily of community and neighborhood shopping centers anchored by supermarkets and other necessity-oriented retailers and contained an aggregate of approximately 8.6 million square feet of gross leasable area. Other than our leasehold interests in our Green Oaks, Parkwood and Richwood shopping centers, each of which is located in Dallas, Texas, all of our other properties are owned in fee simple. In addition, some of our properties are subject to mortgages. The following table provides a brief description of each of our properties as of December 31, 2001:

                                                                                                  AVERAGE
                                                                                 ANNUALIZED       MINIMUM
                                                         GLA                      MINIMUM         RENT PER
                                                      (SQ. FT.)                  RENT AS OF    LEASED SQ. FT.      PERCENT
                                          DATE       AT DEC. 31,   NUMBER OF    DECEMBER 31,    AT DEC. 31,       LEASED AT
PROPERTY                               ACQUIRED(1)      2001       TENANTS(2)     2001(3)           2001        DEC. 31, 2001
--------                               -----------   -----------   ----------   ------------   --------------   -------------
SUPERMARKET AND DRUGSTORE ANCHORED CENTERS
FLORIDA (43 PROPERTIES)
NORTH FLORIDA (9 PROPERTIES)
Atlantic Village                          June          100,559         25         $973,466        $10.06            96.2%
 Atlantic Beach                           1995
Beauclerc Village                         May            71,127         12         $221,316        $ 6.33            49.2%
 Jacksonville                             1998
Commonwealth                            February         81,467         16         $620,673        $ 8.00            95.2%
 Jacksonville                             1994
Forest Village                           April           71,526         17         $681,434        $10.21            93.3%
 Tallahassee                              2000
Fort Caroline                           January          74,546         14         $523,424        $ 7.29            96.3%
 Jacksonville                             1994
Losco Corners                             May             8,700          7         $106,972        $19.46            63.2%
 Jacksonville                             2000
Mandarin Landing                        December        141,565         37       $1,216,888        $ 8.85            97.1%
 Jacksonville                             1999
Monument Point                          January          75,128         13         $490,576        $ 6.53           100.0%
 Jacksonville                             1997
Oak Hill                                December         78,492         19         $538,533        $ 6.86           100.0%
 Jacksonville                             1995
CENTRAL FLORIDA (6 PROPERTIES)
Eustis Square                           October         126,791         27         $740,643        $ 6.68            87.4%
 Eustis                                   1993
Forest Edge                             December         68,631         12         $487,284        $ 7.10           100.0%
 Orlando                                  1996
Kirkman Shoppes                        September         88,820         32       $1,548,387        $17.43           100.0%
 Orlando                                  2001
Lake Mary                               December        339,084         69       $3,446,132        $10.60            95.9%
 Orlando                                  1988
Park Promenade                          January         125,818         27       $1,169,076        $ 9.29           100.0%
 Orlando                                  1999
Walden Woods                            January          75,336         11         $490,009        $ 6.59            98.7%
 Plant City                               1999


PROPERTY                                   CERTAIN TENANTS(4)
--------                               --------------------------
SUPERMARKET AND DRUGSTORE ANCHORED CE
FLORIDA (43 PROPERTIES)
NORTH FLORIDA (9 PROPERTIES)
Atlantic Village                       Publix, Jo-Ann Fabrics,
 Atlantic Beach                        Dollar Tree
Beauclerc Village                      Big Lots, Walgreens*
 Jacksonville
Commonwealth                           Winn-Dixie, Rent-A-
 Jacksonville                          Center, Pizza Hut
Forest Village                         Publix, Video Warehouse,
 Tallahassee                           Waffle House
Fort Caroline                          Winn-Dixie, Eckerd*
 Jacksonville                          (Bealls Outlet),
                                       McDonald's
Losco Corners                          Winn-Dixie(5)
 Jacksonville
Mandarin Landing                       Publix, Office Depot,
 Jacksonville                          Eckerd, Aqua Zoo
Monument Point                         Winn-Dixie, Eckerd
 Jacksonville
Oak Hill                               Publix, Walgreens* (Bonus
 Jacksonville                          Dollar)
CENTRAL FLORIDA (6 PROPERTIES)
Eustis Square                          Publix, Walgreens* (Bealls
 Eustis                                Outlet), Bealls Department
                                       Store
Forest Edge                            Winn-Dixie, Auto Zone,
 Orlando                               Rent-A-Center
Kirkman Shoppes                        Eckerd
 Orlando
Lake Mary                              Albertson's, Kmart, Sun
 Orlando                               Star Theatres, Euro
                                       Fitness
Park Promenade                         Publix, Blockbuster Orange
 Orlando                               County Library
Walden Woods                           Winn-Dixie*, Walgreens
 Plant City

                                                                                                  AVERAGE
                                                                                 ANNUALIZED       MINIMUM
                                                         GLA                      MINIMUM         RENT PER
                                                      (SQ. FT.)                  RENT AS OF    LEASED SQ. FT.      PERCENT
                                          DATE       AT DEC. 31,   NUMBER OF    DECEMBER 31,    AT DEC. 31,       LEASED AT
PROPERTY                               ACQUIRED(1)      2001       TENANTS(2)     2001(3)           2001        DEC. 31, 2001
--------                               -----------   -----------   ----------   ------------   --------------   -------------
FLORIDA WEST COAST (8 PROPERTIES)
East Bay Plaza                            July           85,426         22         $467,699        $ 9.49            57.7%
 Largo                                    1993
Lake St. Charles                       September         57,015          8         $539,625        $ 9.46           100.0%
 Tampa                                    2001
Marco Town Center                      September        109,574         45       $1,497,255        $16.41            83.4%
 Marco Island                             2001
Mariners Crossing                      September         85,507         15         $621,791        $ 8.03            90.6%
 Spring Hill                              2001
Ross Plaza                             September         85,903         20         $708,554        $ 8.70            94.8%
 Tampa                                    2001
Shoppes of North Port                   December         84,705         22         $800,168        $ 9.50           100.0%
 North Port                               2000
Skipper Palms                          September         86,503         17         $734,799        $ 8.49           100.0%
 Tampa                                    2001
Summerlin Square                          June          109,156         28       $1,053,100        $10.49            91.9%
 Fort Myers                               1998
SOUTH FLORIDA (20 PROPERTIES)
Bird Ludlum                              August         192,282         50       $2,665,909        $13.86           100.0%
 Miami                                    1994
Bluff Square                           September        132,395         51       $1,444,202        $11.11            98.2%
 Jupiter                                  2001
Boca Village                           September         94,111         24       $1,276,683        $13.66            99.3%
 Boca Raton                               2001
Boynton Plaza                          September         99,324         30         $875,810        $ 9.92            88.9%
 Boynton Beach                            2001
Cashmere Corners                       September         89,234         18         $668,002        $ 7.67            97.6%
 Port St. Lucie                           2001
Jonathan's Landing                     September         26,820         12         $467,809        $17.44           100.0%
 Jupiter                                  2001
Lantana Village                         January         176,110         26       $1,106,674        $ 6.32            99.4%
 Lantana                                  1998
Oakbrook                               September        225,073         35       $1,714,194        $ 8.84            86.2%
 Palm Beach Gardens                       2001
Pine Island                              August         254,907         48       $2,320,694        $ 9.13            99.7%
 Davie                                    1999
Plaza Del Rey                            August          50,146         21         $608,630        $12.84            94.5%
 Miami                                    1991
Point Royale                              July          209,863         26       $1,271,004        $ 6.40            94.6%
 Miami                                    1995
Pompano                                 January          80,697          1         $540,000        $ 6.69           100.0%
 Pompano Beach                            2001
Prosperity Center                      September        122,106          9       $1,795,043        $14.70           100.0%
 Palm Beach Gardens                       2001
Ridge Plaza                              August         155,204         29       $1,312,764        $ 8.75            96.7%
 Davie                                    1999
Ryanwood                                November        114,925         33         $984,548        $ 8.95            95.7%
 Vero Beach                               2001
Sawgrass Promenade                     September        107,092         29       $1,197,243        $11.28            99.1%
 Deerfield Beach                          2001
Shops at Skylake                         August         174,199         47       $2,553,315        $15.17            96.6%
 North Miami Beach                        1997
University Mall                        September        326,307         45         $642,148        $10.20            19.3%
 Ft. Lauderdale                           2001
West Lakes Plaza                        November        100,747         27       $1,065,814        $10.58           100.0%
 Miami                                    1996
Westburry                              September         33,706         21         $542,477        $16.09           100.0%
 Miami                                    2001
TEXAS (32 PROPERTIES)
HOUSTON (15 PROPERTIES)
Albertson's Bissonnet                  September         15,542          8         $230,865        $14.85           100.0%
 Houston                                  2001
Albertson's Spring Shadows             September         36,611         16         $526,039        $16.33            88.0%
 Houston                                  2001


PROPERTY                                   CERTAIN TENANTS(4)
--------                               --------------------------
FLORIDA WEST COAST (8 PROPERTIES)
East Bay Plaza                         Albertson's(5), Family
 Largo                                 Dollar, Hollywood Video
Lake St. Charles                       Kash N' Karry
 Tampa
Marco Town Center                      Publix
 Marco Island
Mariners Crossing                      Kash N' Karry
 Spring Hill
Ross Plaza                             Walgreens, Ross Dress for
 Tampa                                 Less
Shoppes of North Port                  Publix, Bealls Outlet
 North Port
Skipper Palms                          Winn-Dixie
 Tampa
Summerlin Square                       Winn-Dixie, Eckerd
 Fort Myers
SOUTH FLORIDA (20 PROPERTIES)
Bird Ludlum                            Winn-Dixie, Eckerd, Vision
 Miami                                 Works, Blockbuster
Bluff Square                           Publix, Walgreens
 Jupiter
Boca Village                           Publix, Eckerd
 Boca Raton
Boynton Plaza                          Publix, Eckerd
 Boynton Beach
Cashmere Corners                       Albertson's, Blockbuster
 Port St. Lucie
Jonathan's Landing                     Blockbuster,
 Jupiter                               Albertson's(5)
Lantana Village                        Winn-Dixie, Kmart
 Lantana
Oakbrook                               Publix, Eckerd, Roly's
 Palm Beach Gardens                    Bistro, Jacobson
                                       Department Store, Inc.
Pine Island                            Publix, Home Depot Design
 Davie                                 Expo, Rite Aid* (Bealls
                                       Outlet)
Plaza Del Rey                          Navarro Pharmacy
 Miami
Point Royale                           Winn-Dixie, Best Buy,
 Miami                                 Eckerd
Pompano                                Lowe's
 Pompano Beach
Prosperity Center                      Office Depot, Barnes &
 Palm Beach Gardens                    Noble, Bed Bath & Beyond,
                                       Carmine's, TJ Maxx
Ridge Plaza                            AMC Theatre, Kabooms,
 Davie                                 Republic Security Bank,
                                       Uncle Funnys, Round Up
Ryanwood                               Publix, Bealls Outlet,
 Vero Beach                            Books-A-Million
Sawgrass Promenade                     Publix, Blockbuster,
 Deerfield Beach                       Walgreens
Shops at Skylake                       Publix, Goodwill, Radio
 North Miami Beach                     Shack, First Union,
                                       Blockbuster
University Mall                        Eckerd
 Ft. Lauderdale
West Lakes Plaza                       Winn-Dixie, Navarro
 Miami                                 Pharmacy
Westburry                              Pizza Hut, Dairy Queen
 Miami
TEXAS (32 PROPERTIES)
HOUSTON (15 PROPERTIES)
Albertson's Bissonnet                  Albertson's(5)**,
 Houston                               Blockbuster, Dollar Tree
Albertson's Spring Shadows             Albertson's(5)**, Dollar
 Houston                               Tree, Hallmark

                                                                                                  AVERAGE
                                                                                 ANNUALIZED       MINIMUM
                                                         GLA                      MINIMUM         RENT PER
                                                      (SQ. FT.)                  RENT AS OF    LEASED SQ. FT.      PERCENT
                                          DATE       AT DEC. 31,   NUMBER OF    DECEMBER 31,    AT DEC. 31,       LEASED AT
PROPERTY                               ACQUIRED(1)      2001       TENANTS(2)     2001(3)           2001        DEC. 31, 2001
--------                               -----------   -----------   ----------   ------------   --------------   -------------
Barker Cypress                          December         61,720         10         $589,685        $11.69            81.7%
 Houston                                  2001
Beechcrest                             September         90,797         15         $793,105        $ 8.89            98.3%
 Houston                                  2001
Benchmark Crossing                     September         58,384          5         $708,125        $12.13           100.0%
 Houston                                  2001
Colony Plaza                           September         26,530         15         $430,467        $18.61            87.2%
 Houston                                  2001
Copperfield                            September        160,695         36         $915,799        $11.77            48.4%
 Houston                                  2001
Grogan's Mill                          September        118,398         28       $1,380,290        $11.75            99.2%
 Houston                                  2001
Hedwig                                 September         69,504         13         $943,878        $13.58           100.0%
 Houston                                  2001
Highland Square                        September         64,171         27       $1,016,282        $15.88            99.7%
 Houston                                  2001
Market at First Colony                 September        107,301         36       $1,562,942        $15.28            95.3%
 Houston                                  2001
Mason Park                             September        160,047         39       $1,446,717        $12.05            75.0%
 Houston                                  2001
Mission Bend                           September        129,675         26       $1,077,346        $ 9.04            91.9%
 Houston                                  2001
Steeplechase                           September        104,002         26       $1,145,250        $11.19            98.4%
 Houston                                  2001
Woodforest                             September         12,741          4         $205,180        $16.10           100.0%
 Houston                                  2001
DALLAS (15 PROPERTIES)
Benbrook(6)                            September        247,422         25         $495,512        $ 3.04            65.9%
 Fort Worth                               2001
Green Oaks                             September         65,091         32         $524,320        $11.41            70.6%
 Dallas                                   2001
Melbourne Plaza                        September         47,517         18         $455,126        $11.06            86.6%
 Dallas                                   2001
Minyard's                              September         58,695          1         $375,648        $ 6.40           100.0%
 Garland                                  2001
Northwest Crossing                     September         33,366         17         $314,241        $10.85            86.8%
 Dallas                                   2001
Parkwood                               September         81,590         20         $962,061        $13.38            88.1%
 Dallas                                   2001
Plymouth East                          September         56,435         10         $235,742        $ 4.18           100.0%
 Dallas                                   2001
Plymouth North                         September        444,221         59       $1,645,057        $ 7.18            51.6%
 Dallas                                   2001
Plymouth South                         September         49,102          7         $285,080        $ 6.77            85.8%
 Dallas                                   2001
Plymouth West                          September        178,810         16         $687,601        $ 4.33            88.8%
 Dallas                                   2001
Richwood                               September         54,872         28         $746,117        $16.32            83.3%
 Dallas                                   2001
Rosemeade Park                         September         49,554         19         $572,423        $13.49            85.6%
 Dallas                                   2001
Sterling Plaza                         September         65,205         16         $890,762        $14.13            96.7%
 Dallas                                   2001
Townsend                               September        140,436         39       $1,084,501        $ 9.14            84.5%
 Desoto                                   2001
Village Park                           September         44,387         12         $420,797        $16.23            58.4%
 Dallas                                   2001
SAN ANTONIO (2 PROPERTIES)
Bandera Festival                       September        189,438         31       $1,297,264        $ 8.69            78.8%
 San Antonio                              2001
Wurzbach                               September         59,771          3         $170,729        $ 2.86           100.0%
 San Antonio                              2001
ARIZONA (3 PROPERTIES)
Big Curve                              September        126,402         32       $1,180,903        $ 9.54            97.9%
 Yuma                                     2001
Park Northern                          September        126,852         27         $719,934        $ 6.43            88.3%
 Phoenix                                  2001


PROPERTY                                   CERTAIN TENANTS(4)
--------                               --------------------------
Barker Cypress                         H.E. Butt Grocery
 Houston
Beechcrest                             Randalls (Viet Ho),
 Houston                               Walgreens*
Benchmark Crossing                     Bally's Fitness, IHOP
 Houston
Colony Plaza                           Starbucks, GNC
 Houston
Copperfield                            JoAnn Fabrics
 Houston
Grogan's Mill                          Randalls, Petco
 Houston
Hedwig                                 Warehouse Music, Ross
 Houston                               Dress For Less
Highland Square                        Radio Shack, Smoothie King
 Houston
Market at First Colony                 Kroger(5), TJ Maxx, Eckerd
 Houston
Mason Park                             Kroger(5), Palais Royal,
 Houston                               Petco, Walgreens* (Eloise
                                       Collectibles)
Mission Bend                           Randalls, Factory 2 U
 Houston                               Stores, Inc.
Steeplechase                           Randalls
 Houston
Woodforest                             Hollywood Video
 Houston
DALLAS (15 PROPERTIES)
Benbrook(6)                            Sutherland Lumber, JoAnn
 Fort Worth                            Fabrics
Green Oaks                             Kroger(5)
 Dallas
Melbourne Plaza                        Souper Salad, Family
 Dallas                                Christian
Minyard's                              Minyard's
 Garland
Northwest Crossing                     Blockbuster
 Dallas
Parkwood                               Albertson's(5), Planet
 Dallas                                Pizza, Hollywood Video,
                                       Starbucks
Plymouth East                          Kroger
 Dallas
Plymouth North                         Blockbuster, Dollar
 Dallas                                General, Thrift of
                                       America, US Postal Service
Plymouth South                         Betcha Bingo
 Dallas
Plymouth West                          Tok Won Kim, Bargain City
 Dallas
Richwood                               Albertson's(5),
 Dallas                                Blockbuster
Rosemeade Park                         Kroger(5), Blockbuster,
 Dallas                                Allure Health and Spa
Sterling Plaza                         Bank One, Warehouse
 Dallas                                Entertainment
Townsend                               Albertson's(5), Stage
 Desoto                                Store, Victory Gym, Tutor
                                       Time
Village Park                           Petco, Leather Direct
 Dallas
SAN ANTONIO (2 PROPERTIES)
Bandera Festival                       Eckerd*, Blockbuster,
 San Antonio                           Kmart***
Wurzbach                               Albertson's**
 San Antonio
ARIZONA (3 PROPERTIES)
Big Curve                              Albertson's(5), Walgreens,
 Yuma                                  Miller's Outpost
Park Northern                          Safeway, Bealls, Showbiz
 Phoenix                               Pizza

                                                                                                  AVERAGE
                                                                                 ANNUALIZED       MINIMUM
                                                         GLA                      MINIMUM         RENT PER
                                                      (SQ. FT.)                  RENT AS OF    LEASED SQ. FT.      PERCENT
                                          DATE       AT DEC. 31,   NUMBER OF    DECEMBER 31,    AT DEC. 31,       LEASED AT
PROPERTY                               ACQUIRED(1)      2001       TENANTS(2)     2001(3)           2001        DEC. 31, 2001
--------                               -----------   -----------   ----------   ------------   --------------   -------------
Southwest Walgreens                    September         78,398         17         $576,820        $ 7.36           100.0%
 Phoenix                                  2001
TENNESSEE (1 PROPERTY)
McMinn Plaza                           September        107,200          9         $560,307        $ 7.18            72.8%
 Athens                                   2001
                                                      ---------      -----      -----------        ------           -----
TOTAL/WEIGHTED AVERAGE
 SUPERMARKET AND NECESSITY-
 ORIENTED ANCHORED CENTERS
 (79 PROPERTIES)                                      8,517,509      1,839      $71,903,682        $ 9.80            86.1%
                                                      =========      =====      ===========        ======           =====
OTHER COMMERCIAL PROPERTIES
El Novillo                             September         10,000          1         $136,704        $13.67           100.0%
 Miami Beach                              2001
Epsilon                                September         18,707          5         $275,656        $14.74           100.0%
 West Palm Beach                          2001
EQY Building(7)                        September         28,780         15         $376,734        $16.00            81.8%
 Miami Beach                              2001
Mandarin Mini-storage                     May            52,880        534              N/A           N/A            98.7%
 Jacksonville                             1994
Montclair Apartments                     August           9,375         20              N/A           N/A           100.0%
 Miami Beach                              1998
Coral Way N.E. Land(8)                    July               --         --              N/A           N/A              --
 Miami                                    1999
                                                      ---------      -----      -----------        ------           -----
TOTAL/WEIGHTED AVERAGE
 (85 PROPERTIES)(9)                                   8,637,251      2,414      $72,692,776        $ 9.84            86.1%
                                                     ===========   ==========   ============   ==============   =============


PROPERTY                                   CERTAIN TENANTS(4)
--------                               --------------------------
Southwest Walgreens                    Food City, Walgreens
 Phoenix
TENNESSEE (1 PROPERTY)
McMinn Plaza                           Ingles
 Athens
TOTAL/WEIGHTED AVERAGE
 SUPERMARKET AND NECESSITY-
 ORIENTED ANCHORED CENTERS
 (79 PROPERTIES)
OTHER COMMERCIAL PROPERTIES
El Novillo                             Jumbo Buffet
 Miami Beach
Epsilon                                Fat Tuesdays
 West Palm Beach
EQY Building(7)
 Miami Beach
Mandarin Mini-storage
 Jacksonville
Montclair Apartments
 Miami Beach
Coral Way N.E. Land(8)                 (4.05 acres)
 Miami
TOTAL/WEIGHTED AVERAGE
 (85 PROPERTIES)(9)

---------------

 (1) For purposes of this table, all properties formerly owned by CEFUS or UIRT are deemed to have been acquired by us at the time we acquired CEFUS or UIRT.

 (2) Number of tenants includes both leased and vacant units.

 (3) Calculated by annualizing the tenant's monthly rent payment at December 31, 2001, excluding expense reimbursements, percentage rent payments and other charges.

 (4) Includes all tenants who occupy more than 10,000 square feet as well as any supermarket tenants which are on an adjacent or contiguous, separately owned parcel and do not pay any rent or expense recoveries to us.

 (5) This tenant is on an adjacent or contiguous, separately owned parcel and does not pay rent or any expense recoveries to us. Such tenants are commonly referred to as "shadow" tenants.

 (6) Our Benbrook property was sold on February 28, 2002 for a net purchase price of $2.6 million.

 (7) The Equity One Building was sold on February 1, 2002. See
     "Summary -- Recent Developments."

 (8) Future development property located at the northeast corner of S.W. 147th Avenue and Coral Way in Miami, Florida. On February 25, 2002, we acquired a parcel of land across the street from this property. See "Summary -- Recent Developments."

 (9) Weighted average minimum rent per leased square foot and weighted average percent leased have been calculated excluding Mandarin Mini-storage, Montclair Apartments and Coral Way N.E. land.

  * Indicates a tenant that has closed its store and ceased to operate at the property, but continues to pay rent under the terms of its lease. The sub-tenant, if any, is shown in parentheses.

 ** On March 13, 2002, Albertson's announced its intention to exit the Houston and San Antonio markets by closing or selling these stores.

*** On March 8, 2002, Kmart announced its intention to close this store.

MAJOR TENANTS

     The following table sets forth as of December 31, 2001, the gross leasable area of our existing properties (excluding Mandarin Mini-storage and Montclair Apartments) leased to supermarket anchor tenants, other anchor tenants and non-anchor tenants:

                                   SUPERMARKET ANCHOR   OTHER ANCHOR   NON-ANCHOR
                                        TENANTS           TENANTS       TENANTS       TOTAL
                                   ------------------   ------------   ----------   ---------
Leased GLA (sq. ft.).............      1,860,342         2,217,672     3,309,144    7,387,158
Percentage of total leased GLA...          25.2%             30.0%         44.8%       100.0%

     The following table sets forth as of December 31, 2001, the annual minimum rent, or AMR, of our existing properties (excluding Mandarin Mini-storage and Montclair Apartments) attributable to supermarket anchor tenants, other anchor tenants and non-anchor tenants:

                              SUPERMARKET ANCHOR   OTHER ANCHOR   NON-ANCHOR
                                   TENANTS           TENANTS        TENANTS        TOTAL
                              ------------------   ------------   -----------   -----------
AMR.........................     $11,325,398       $14,539,452    $46,827,926   $72,692,776
Percentage of total AMR.....           15.6%             20.0%          64.4%        100.0%

JOINT VENTURE INVESTMENTS

     As of December 31, 2001, we owned non-controlling interests in three unconsolidated joint ventures as follows:

     - We own a 50.1% interest in the joint venture which owns Park Place, a retail shopping center located in Plano, Texas that was 100% occupied as of December 31, 2001. We plan to develop two parcels adjacent to this property at a cost of $2.6 million with the target completion date of December 2003. The property is encumbered by a floating-rate loan with a balance of $14.0 million as of December 31, 2001 that matures in April 2002 and is guaranteed by CEFUS, our wholly-owned subsidiary. Discussions are currently underway for replacement financing on comparable terms.

     - We own a 50% interest in the joint venture which owns City Centre, an office/rental center located in Palm Beach Gardens, Florida that was 95.0% occupied as of December 31, 2001. The property includes a parcel of land targeted for future office development. It is encumbered by an 8.54% fixed-rate mortgage loan with a balance of $13.1 million as of December 31, 2001 that matures in April 2010.

     - We own a 50% interest in the joint venture which owns Oaks Square, a retail center located in Gainesville, Florida that was 100% occupied as of December 31, 2001. The property is encumbered by a 7.63% fixed-rate mortgage loan with a balance of $16.8 million as of December 31, 2001 that matures in December 2010.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about our executive officers and directors as of March 1, 2002:

                   NAME                      AGE                   POSITION(S)
                   ----                      ---                   -----------
Chaim Katzman..............................  52    Chairman of the Board and Chief Executive
                                                   Officer
Doron Valero...............................  45    President, Chief Operating Officer and
                                                   Director
Howard M. Sipzner..........................  41    Chief Financial Officer and Treasurer
Alan Merkur................................  51    Vice President and Head of Acquisitions
Barbara Miller.............................  51    Vice President and Head of Property
                                                   Management
Alan J. Marcus.............................  45    Secretary
Noam Ben-Ozer..............................  38    Director
Ronald S. Chase............................  58    Director
Robert L. Cooney...........................  68    Director
Nathan Hetz................................  49    Director
Peter Linneman.............................  51    Director
Shaiy Pilpel...............................  52    Director
Dori Segal.................................  40    Director

     Chaim Katzman has served as our Chairman of the Board, Chief Executive Officer, and until November 2000, as President, since our formation in 1992. Mr. Katzman has been involved in the purchase, development and management of commercial and residential real estate in the southeastern United States since 1980. Mr. Katzman purchased the controlling interest of Gazit Inc., a publicly-traded company listed on the Tel-Aviv Stock Exchange, and one of our principal, indirect stockholders, in May 1991, has served as its Chairman of the Board and Chief Executive Officer since that time and remains its largest stockholder. Mr. Katzman has served as a director of Gazit-Globe (1982) Ltd., a publicly-traded real estate investment company listed on the Tel-Aviv Stock Exchange and one of our principal, direct and indirect stockholders, since 1994 and as its Chairman since 1998. Mr. Katzman also serves as non-executive Chairman of the Board of First Capital Realty Inc., an Ontario real estate company whose common stock is listed on the Toronto Stock Exchange and who is one of our principal, indirect stockholders. Mr. Katzman received an LL.B. from Tel Aviv University Law School in 1973. Mr. Katzman is a member of NAREIT and ICSC.

     Doron Valero has served as our Senior Vice President, Chief Operating Officer and director since 1994, and was elected as our President in November 2000. Prior to joining us, Mr. Valero served as President and Chief Executive Officer of Global Fund Investment, Inc., a real estate investment and management company, from 1990 to 1993. A licensed mortgage broker in Florida, Mr. Valero is a member of NAREIT and ICSC. Mr. Valero received a B.S.E. from Nova University in 1986.

     Howard M. Sipzner has served as our Chief Financial Officer since 1999. Prior to joining us, Mr. Sipzner served as Vice President of Chase Securities, Inc. from 1987 to 1999. Mr. Sipzner received a B.A. from Queens College, City University of New York and an M.B.A. from the Harvard Business School.

     Alan Merkur has served as our Vice President and Head of Acquisitions since 1999. Prior to joining us, Mr. Merkur served as President of Dartmouth Realty Corp. from 1997 to 1999. From 1995 to 1997, he served as Regional Head of the Fort Lauderdale office for a joint venture between Goldman Sachs and J.E. Roberts. Mr. Merkur received a B.A. from Queens College, City University of New York and a Certificate of Real Estate from New York University.

     Barbara Miller has served as our Vice President and Head of Property Management since September 2000 and has served in various management positions with us since 1994. Prior to joining us, Ms. Miller served as Regional Property Manager of Sofran Group, a real estate developer, from 1988 to 1994.

     Alan J. Marcus has served as our Secretary since 1996. Mr. Marcus is the founding member of Alan J. Marcus, P.A., a law firm specializing in real estate matters. Mr. Marcus received a B.A., J.D. and an L.L.M. in Taxation from the University of Miami.

     Noam Ben-Ozer has been a director of ours since 1996. Most recently, Mr. Ben-Ozer co-founded iPhrase Technologies, Inc. where he currently serves as Chairman and CEO. From 1994 to 1999, Mr. Ben-Ozer served as a consultant for Bain & Company, a management consulting company. From 1993 to 1994, Mr. Ben-Ozer served as an outside consultant to Lernout & Hauspie Speech Products. Mr. Ben-Ozer is a certified public accountant in Israel, and received an M.B.A. from the Harvard Business School in 1994.

     Ronald S. Chase has served as a director since 1998. Since November 1993, Mr. Chase has been the owner and has served as President of both RSC Development, Inc., a residential developer, and CFATH20, Inc., a water treatment facility, both of which are located in Ocala, Florida. Since June 1991, Mr. Chase has also been the President and owner of Chase Holdings & Advisory Services, Inc., which provides financial advisory services to corporations and litigation attorneys. Mr. Chase is a certified public accountant who formerly served as Managing Partner of Deloitte & Touche, LLP. Since September 1992, Mr. Chase has served as a director of Capital Factors Holding, Inc., a publicly traded finance company, and Capital Factors, Inc., its subsidiary, and since July 1993, as a director of Union Planters Bank of Florida, formerly Capital Bank. Mr. Chase received his B.S. in business administration from the University of California in 1965.

     Robert L. Cooney was appointed as a director in November 1997. He currently serves as a partner of Cooney, Schroeder & Co., a private financial consulting firm he founded in February 1997. From 1977 until January 1997, Mr. Cooney was Managing Director, Equity Capital Markets at Credit Suisse First Boston. He currently serves as a director of Edison Control Corporation, a Nasdaq OTC Bulletin Board company which manufactures and distributes systems of pipes, couplings, hoses and other equipment used in pumping concrete. Mr. Cooney also serves as a director of Hoenig Group Inc., a Nasdaq National Market listed company that provides global securities brokerage, marketing and distribution of proprietary and independent research and other services to institutional investors. Mr. Cooney graduated from College of the Holy Cross and an M.B.A. from the Harvard Business School.

     Nathan Hetz was appointed as a director in November 2000. Since November 1990 Mr. Hetz has served as the Chief Executive Officer and a principal shareholder of Alony Hetz Properties & Investments Ltd., an Israeli corporation whose shares are publicly traded on the Tel Aviv Stock Exchange and one of our principal, indirect stockholders. Mr. Hetz also served on the board of United Mizrahi Bank Ltd., one of Israel's leading banks until the end of 2000 and currently serves on the board of First Capital Realty Inc. Mr. Hetz received a B.A. in accounting from Tel-Aviv University in Israel, and is a certified public accountant in Israel.

     Peter Linneman was appointed as a director in November 2000. Since 1979, Dr. Linneman has been the Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business. Dr. Linneman has been actively involved in corporate governance, strategy and operation for over twenty years. During the period spanning 1993 to the present, he has served on the Board of Directors of Rockefeller Center Properties, including serving as its Chairman from 1995 to 1996, Gable Residential Properties, Kranzco Realty Trust, Albert Abela Group, Sunbelt Properties, Crosland Group and GMFS, and is currently serving as a board member of the last three. Dr. Linneman holds both masters and doctorate degrees in economics from the University of Chicago, and is the Principal of Linneman Associates, a real estate advisory firm.

     Dr. Shaiy Pilpel has served as a director of ours since 1996. Dr. Pilpel is the President of Patten Model, Ltd., a financial modeling firm. From 1996 to 2001, he headed the trading operation at Wexford Management, an investment firm. From 1995 to 1996, Dr. Pilpel was a managing director of Canadian Imperial Bank of Commerce where he headed the Mortgage Arbitrage and Quantitative Strategies proprietary trading group, and prior thereto, a portfolio manager for Steinhardt Partners. Dr. Pilpel received a B.S. in mathematics and B.A. in philosophy from Tel Aviv University, an M.Sc. in mathematics from the Hebrew University in Jerusalem, a Ph.D. in Statistics from the University of California at Berkeley and an M.B.A. from Columbia University.

     Dori Segal was appointed as a director in November 2000. Mr. Segal has served since October 1998 as President of Gazit-Globe (1982) Ltd., one of our principal, direct and indirect stockholders. Since August 2000, Mr. Segal has served as Chief Executive Officer, President and as Vice Chairman of the Board of First Capital Realty Inc., an Ontario real estate company whose common stock is listed on the Toronto Stock Exchange and who is one of our principal, indirect stockholders. From 1995 to 1998, Mr. Segal served as the President of Gazit (Israel) Ltd.

                                  UNDERWRITING

     Legg Mason Wood Walker, Incorporated is acting as sole book-running manager of the offering and as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite that underwriter's name.

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
Legg Mason Wood Walker, Incorporated........................
McDonald Investments Inc....................................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc.......................................................
                                                                  ---------
          Total.............................................      3,000,000
                                                                  =========

     At our request, the underwriters have reserved an aggregate of 500,000 shares of common stock for sale at the public offering price to our affiliates, Gazit (1995), Inc., Silver Maple (2001), Inc. and AH Investments US, L.P., which have expressed an interest in purchasing 200,000, 125,000 and 175,000 shares, respectively. Such purchases will be made under the same terms and conditions as will be offered by the underwriters in the public offering.

     The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and some of the shares to dealers at the public offering price less
a concession not to exceed $               per share. The underwriters may
allow, and dealers may reallow, a concession not to exceed $               per
share on sales to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

     We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We and three of our senior executive officers, Messrs. Katzman, Valero and Sipzner, have agreed that, for a period of 180 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated, offer, sell, hedge or otherwise dispose of, or file a registration statement with the SEC for the registration of, any shares of our common stock or any securities convertible into or exchangeable for our common stock held directly by them. Additionally, Gazit (1995), Inc., Silver Maple (2001), Inc. and AH Investments US, L.P. have agreed that for a period of 180 days from the date of this prospectus supplement they will not offer, sell, hedge or otherwise dispose of any shares that they receive in this offering. The aggregate maximum number of shares of common stock that are subject to lock-up agreements with respect to Messrs. Katzman, Valero and Sipzner and Gazit (1995), Inc., Silver Maple (2001), Inc. and AH Investments US, L.P. is approximately 1.9 million. However, we may issue and sell common stock pursuant to any employee stock option plan in effect prior to the underwriting agreement and we may issue shares of common stock upon the conversion of convertible securities or warrants outstanding prior to the underwriting agreement. Legg Mason Wood Walker, Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "EQY."

     The following table shows the per share and total offering price, underwriting discount and proceeds, before expenses, to the company. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

                                                                               NO
                                                               PER SHARE    EXERCISE    FULL EXERCISE
                                                              -----------   ---------   -------------
Public offering price.......................................
Underwriting discount.......................................
Proceeds, before expenses, to the company...................

     We have agreed to reimburse the underwriters approximately $415,000 in legal fees and expenses incurred in connection with this offering.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriter in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriter's over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make "naked" short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

     The underwriter also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be approximately $900,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered under this prospectus supplement, as well as certain tax matters, will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Paul, Hastings, Janofsky & Walker LLP, New York, New York, will pass upon certain legal matters relating to this offering for the underwriters. Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, will pass upon certain legal matters of Maryland law.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from our annual report on Form 10-K/A for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                                Equity One, Inc.
                                  $250,000,000
                         Common Stock, Preferred Stock,
                Depositary Shares, Debt Securities and Warrants
                            ------------------------
     We are Equity One, Inc., a real estate investment trust formed as a the laws of the State of Maryland. This prospectus relates to the public offer and sale of common stock, preferred stock, depositary shares, debt securities and warrants which we may offer from time to time in one or more series, with an aggregate public offering price of up to $250,000,000. We may offer and sell the securities separately, together or as units, in separate classes or series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this prospectus.

     Each time we sell securities under this prospectus, we will provide the specific terms of the applicable securities in a supplement to this prospectus which will include, where applicable:

     - in the case of common stock, the number of shares of common stock and any initial offering price;

     - in the case of preferred stock, the number of shares of preferred stock, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price;

     - in the case of depositary shares, the fractional share of our preferred stock represented by each depositary share;

     - in the case of debt securities, the specific title, aggregate principal amount, currency of denomination and payment, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at our option or repayment at the option of the holder of the debt securities, terms for sinking fund payments, terms for conversion into common, preferred stock or other securities, and any initial offering price; and

     - in the case of warrants to purchase common or preferred stock, the duration, offering price, exercise price and detachability.

     The supplement to this prospectus will also contain information, where appropriate, about the risk factors and U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the securities being offered pursuant to that supplement. To preserve our status as a real estate investment trust, or REIT, for U.S. federal income tax purposes, we impose certain restrictions on the ownership of our common stock. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

     We may offer the securities from time to time through public or private transactions, and in the case of our common stock, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. Sales may be made directly to purchasers or to or through agents, broker-dealers or underwriters. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.

     Our common stock is listed on the New York Stock Exchange under the symbol "EQY."
                            ------------------------
 YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS CONTAINED IN THE SUPPLEMENT TO
             THIS PROSPECTUS BEFORE BUYING ANY OFFERED SECURITIES.
                            ------------------------
    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                The date of this prospectus is February 8, 2002.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Important Information About this Prospectus.................     1
Forward Looking Information.................................     1
Our Company.................................................     3
Ratio of Earnings to Combined Fixed Charges and Preference
  Dividends.................................................     3
Use of Proceeds.............................................     3
Description of Common and Preferred Stock...................     4
Description of Depositary Shares............................    12
Description of Debt Securities..............................    15
Description of Warrants.....................................    16
Material Federal Income Tax Considerations..................    17
Plan of Distribution........................................    30
Legal Matters...............................................    31
Experts.....................................................    31
Where You Can Find More Information.........................    32
Incorporation of Certain Documents by Reference.............    32

                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. We may use the shelf registration statement to offer and sell up to a total of $250 million of our securities. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities offered. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Incorporation of Certain Documents by Reference" found on page 32.

     You should rely only on the information contained or incorporated by reference in this prospectus and the supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

     We will not use this prospectus to offer and sell securities unless it is accompanied by a supplement that more fully describes the securities being offered and the terms of the offering.

                          FORWARD-LOOKING INFORMATION

     Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities and Exchange Act of 1934, as amended, or Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include:

     - our inability to identify properties to acquire or our inability to successfully integrate acquired properties and operations, including our inability to successfully integrate the business and operations of United Investors Realty Trust and Centrefund Realty (U.S.) Corporation which we acquired in the third quarter of 2001.

     - the effect of general economic downturns on demand for and rents from neighborhood and community shopping centers;

     - changes in tax laws or regulations, especially those relating to REITs and real estate in general;

     - our failure to continue to qualify as a REIT under U.S. tax laws;

     - the number, frequency and duration of tenant vacancies that we experience;

     - the time and cost required to solicit new tenants and to obtain lease renewals from existing tenants on terms that are favorable to us;

     - tenant bankruptcies and closings;

     - the general financial condition of, or possible mergers or acquisitions involving, our tenants;

     - competition from other real estate companies or from competing shopping centers or other commercial developments;

     - changes in interest rates and national and local economic conditions;

     - the continued service of our senior executive officers;

     - possible environmental liabilities;

     - the availability, cost and terms of financing;

     - the time and cost required to identify, acquire, construct or develop additional properties that result in the returns anticipated or sought; and

     - the costs required to re-develop or renovate any of our current properties.

     You should also carefully consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement. You should pay particular attention to those factors discussed in any supplement under the heading "Risk Factors." You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

                                  OUR COMPANY

     This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus, any applicable prospectus supplement and the documents we have referred you to in "Incorporation of Certain Documents by Reference" on page 32 of this prospectus for information about us and our financial statements.

     We are Equity One, Inc., a self-administered, self-managed REIT, that acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. Our shopping centers are located primarily in metropolitan areas of Florida and Texas.

     We were established as a Maryland corporation in 1992 and have been operating as a REIT since 1995. As of January 1, 2002, our portfolio consists of 86 properties, encompassing 55 supermarket-anchored shopping centers, 6 drug store-anchored shopping centers, 18 other retail-anchored shopping centers, 5 commercial properties, 1 supermarket-anchored development and 1 drug store-anchored development, as well as interests in 3 joint ventures. These properties contain approximately 8.6 million square feet of gross leasable area.

     Since 1995, we have consistently elected to be treated as a REIT under the Internal Revenue Code during each tax year. To qualify as a REIT, we must satisfy various tests, including tests related to the source and amount of our income, the nature of our assets and our stock ownership. You should carefully read the section entitled "Material Federal Income Tax Considerations" in this prospectus and any applicable supplement relating to this prospectus for additional information regarding these tests.

     Our principal executive offices are located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, our telephone number is (305) 947-1664 and our facsimile number is (305) 947-1734.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                            AND PREFERENCE DIVIDENDS

     The following table sets forth our historical ratio of earnings to combined fixed charges and preference dividends for the periods indicated:

                                   NINE MONTHS ENDED
    YEAR ENDED DECEMBER 31,          SEPTEMBER 31,
--------------------------------   -----------------
1996   1997   1998   1999   2000    2000      2001
----   ----   ----   ----   ----   -------   -------
1.73   2.04   2.49   2.29   1.81    1.81      1.77

     For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using income before minority interests and adding back total fixed charges. Fixed charges consist of interest expensed and capitalized, minority interest in income of subsidiaries, recurring fees and amortization of capitalized costs related to indebtedness. There are no periods in which earnings were insufficient to cover combined fixed charges and preference dividends. Because we have never issued preferred stock, we have never paid any preference dividends.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds of the sale of these securities for general corporate purposes, which may include:

     - acquiring properties as suitable opportunities arise;

     - developing, maintaining, expanding and approving properties in our portfolio;

     - repayment of indebtedness outstanding at that time;

     - financing future acquisitions that we may from time to time consider; and

     - general working capital.

     Any specific allocation of the net proceeds of an offering of shares to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

                   DESCRIPTION OF COMMON AND PREFERRED STOCK

     The following summarizes certain material terms and provisions of our capital stock. It does not purport to be complete, however, and is qualified in its entirety by reference to Maryland law and by the actual terms and provisions contained in our articles of incorporation, or charter, and bylaws, each as amended and restated.

OVERVIEW

     Our charter authorizes our board of directors to issue 40,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors may classify or reclassify any unissued shares of capital stock, common, preferred or otherwise, to provide for the issuance of capital stock in other classes or series of securities, to establish the number of shares of capital stock in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualification or term.

     As of the date of this prospectus, 28,891,499 shares of our common stock were outstanding and no shares of preferred stock were outstanding. Subject to the New York Stock Exchange rules which require stockholder approval for certain issuances of securities, we may issue, generally without stockholder approval, from time to time, in one or more series, shares of capital stock of any class or series, or securities or rights convertible into shares of capital stock of any class or series, for such consideration as our board of directors may deem advisable, subject to any applicable limitations or restrictions under Maryland law, our charter or bylaws.

     The following description sets forth certain general terms and provisions of our common and preferred stock to which a supplement to this prospectus may relate. The particular terms of the shares of common or preferred stock being offered and the extent to which the general provisions may apply will be described in the applicable supplement to this prospectus. If so indicated in the applicable supplement to this prospectus, the terms of any series of shares of capital stock may differ from the terms set forth below, except with respect to those terms required by our charter and bylaws.

GENERAL DESCRIPTION OF OUR COMMON STOCK

     General. Subject to the provisions of our charter regarding ownership of shares of common stock in excess of the aggregate ownership limits, unless otherwise provided for in the applicable supplement to this prospectus, our shares of common stock have equal dividend, liquidation and other rights, and have no preference, appraisal or exchange rights. Holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

     Distributions. Subject to any preferential rights of any outstanding shares of preferred stock and to the provisions of our charter regarding ownership of shares in excess of the aggregate stock ownership limit, our common stockholders are entitled to receive distributions, when and as authorized by our board of directors, out of legally available funds.

     Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, including the election of directors. Except as provided in the terms of any other class or series of stock, the holders of common stock possess the exclusive voting power, subject to the provisions of our charter regarding the ownership of shares of common stock in excess of the aggregate stock ownership limit, or such other limit as provided in our charter or as otherwise permitted by the board of directors.

     Liquidation Rights. Subject to the right of any holders of preferred stock to receive preferential distributions, if we are liquidated, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of ours.

     Registrar and Transfer Agent. The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

GENERAL DESCRIPTION OF PREFERRED STOCK

     General. Under our charter, the board of directors is authorized, subject to certain limitations prescribed by Maryland law and the New York Stock Exchange rules, without further stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Subject to the provisions of our charter regarding ownership of shares of common stock in excess of the aggregate stock ownership limits, each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. Unless provided in a supplement to this prospectus, the shares of preferred stock to be issued will have no preemptive rights. Reference is made to any supplement to this prospectus relating to the preferred stock offered thereby for specific items, including:

     - number of shares of preferred stock to be issued and the offering price of such preferred stock;

     - the title and stated value of such preferred stock;

     - dividend rights;

     - dividend rates, periods, or payment dates, or methods of calculation of dividends applicable to such preferred stock;

     - the date from which distributions on such preferred stock shall accumulate, if applicable;

     - right to convert the preferred stock into a different type of security;

     - voting rights attributable to the preferred stock;

     - rights and preferences upon our liquidation or winding up of our affairs;

     - terms of redemption;

     - the procedures for any auction and remarketing, if any, for such preferred stock;

     - the provisions for a sinking fund, if any, for such preferred stock;

     - any listing of such preferred stock on any securities exchange;

     - the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

     - a discussion of federal income tax considerations applicable to such preferred stock;

     - the relative ranking and preferences of such preferred stock as to distribution rights (including whether any liquidation preference as to the preferred stock will be treated as a liability for purposes of determining the availability of assets for distributions to holders of stock ranking junior to the shares of preferred stock as to distribution rights);

     - any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs; and

     - any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

     Rank. Unless otherwise indicated in the applicable supplement to this prospectus, shares of our preferred stock will rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

     - senior to all classes or series of common stock, and to all equity securities ranking junior to such preferred stock;

     - on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

     - junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock.

     Distributions. Subject to any preferential rights of any outstanding stock or series of stock and to the provisions of our charter regarding ownership of shares of common stock in excess of the aggregate ownership limits, our preferred stockholders are entitled to receive distributions, when and as authorized by our board of directors, out of legally available funds, and share pro rata based on the number of preferred shares, common stock and other parity equity securities outstanding.

     Voting Rights. Unless otherwise indicated in the applicable supplement to this prospectus, holders of our preferred stock will not have any voting rights.

     Liquidation Preference. Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of stock ranking junior to the preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred stock are entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable supplement to this prospectus), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such preferred stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred stock and the corresponding amounts payable on all of our stock of other classes or series of equity security ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred stock and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If the liquidating distributions are made in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares of stock.

     Conversion Rights. The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into other securities will be set forth in the applicable supplement to this prospectus. Such terms will include the amount and type of security into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.

     Redemption. If so provided in the applicable supplement to this prospectus, our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such supplement to this prospectus.

     Registrar and Transfer Agent. The registrar and transfer agent for our preferred stock will be set forth in the applicable supplement to this prospectus.

     If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.

REIT OWNERSHIP LIMITATIONS

     For us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of capital stock, common or preferred, may be owned, actually or constructively, by five or fewer "individuals," which, as defined in the Internal Revenue Code for this purpose, includes some entities. In addition, if we, or an actual or constructive owner of 10% or more of our shares of our capital stock, own, actually or constructively, 10% or more of one of our tenants, then the rent received by us from that "related party tenant" will not be qualifying income for purposes of determining whether we meet the requirements for qualification as a REIT under the Internal Revenue Code unless the tenant is a taxable REIT subsidiary and specified requirements are met. A REIT's shares also must be beneficially owned by 100 or more persons.

     As a means of addressing these requirements, our charter provides that, subject to exceptions, no person may own, or be deemed to own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 9.9%, in value or number of shares of our capital stock, whichever is more restrictive, of the aggregate outstanding shares of stock of any class or series of stock. Under our charter, the board of directors may increase the ownership limit with respect to any class or series of shares of capital stock. In addition, our board of directors, in its sole discretion, may exempt a person from the ownership limits and may establish a new limit applicable to that person if such person submits to the board of directors such representations and undertakings that demonstrate, to the reasonable satisfaction of the board, that such ownership would not jeopardize our status as a REIT under the Internal Revenue Code. Our charter further prohibits any person from transferring any of our common or preferred shares of stock if the transfer would result in our shares of capital stock being owned by fewer than 100 persons or otherwise would cause us not to qualify as a REIT.

     If any transfer of shares of capital stock or any other event would otherwise result in any person violating the ownership limits, then our charter provides that the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares of capital stock that exceeds the ownership limits and the prohibited transferee would not acquire any right or interest in the shares. The shares transferred in violation of the ownership limit instead would be transferred automatically to a charitable trust, the beneficiary of which would be a qualified charitable organization selected by us. If the transfer to the charitable trust of the shares that were transferred in violation of the ownership limit is not automatically effective for any reason, then the transfer that resulted in the violation of the ownership limit would be void.

     The trustee of the charitable trust would be required to sell the shares of capital stock transferred in violation of the ownership limit to a person or entity who could own the shares of stock without violating the ownership limit, and to distribute to the prohibited transferee an amount equal to the lesser of the price paid by such person for the shares of stock transferred in violation of the ownership limit or the sales proceeds received by the charitable trust for the shares. In the case of a transfer for no consideration, such as a gift, the charitable trustee would be required to sell the shares of stock to a qualified person or entity and distribute to the prohibited transferee an amount equal to the lesser of the fair market value of the shares of stock as of the date of the prohibited transfer or the sales proceeds received by the charitable trust.

     Under our charter, we, or our designee, would have the right to purchase the shares from the charitable trust at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer of the shares to the charitable trust, or, in the case of a devise or gift, the market price at the time of such devise or gift, and the market price of such shares on the date we, or our designee, were to agree to purchase the shares. Any proceeds derived from the sale of the shares of capital stock in excess of the amount distributed to the prohibited transferee under these provisions would be distributed to the beneficiary of the charitable trust. The charitable trustee will have the sole right to vote the shares of capital stock that it holds, and any distributions paid on shares held by the charitable trustee would be paid to the beneficiary of the charitable trust.

     All persons or entities who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such lower percentage as required by the U.S. tax code or tax regulations) of the outstanding shares of our capital stock must give a written notice to us by January 30 of each year stating the name and address of such owner, the number of shares of our capital stock owned and a description of the manner in which such shares of capital stock are held. In addition, each holder of shares of our capital stock subject to the foregoing ownership requirement shall provide us with such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limit discussed above. Finally, each beneficial owner of shares of our capital stock and each person (including the stockholder of record) who is holding shares of our stock as a nominee for a beneficial owner must provide us with such information as we may request, in good faith, in order to determine its status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

     The foregoing restrictions on ownership and transferability would not apply if our board of directors were to determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT under the Internal Revenue Code.

ANTI-TAKEOVER EFFECTS OF MARYLAND LAW

     Statutory Takeover Provisions. Maryland law provides protection for Maryland corporations against unsolicited takeovers by protecting the board of directors with regard to actions taken in a takeover context. The Maryland General Corporation Law provides that the duties of directors will not require them to:

     - accept, recommend, or respond to any proposal by a person seeking to acquire control;

     - make a determination under the Maryland Business Combination Statute or the Control Share Acquisition Statute, as described below;

     - elect to be subject to any or all of the "elective provisions" described below; or

     - act or fail to act solely because of:

        - the effect the act or failure to act may have on an acquisition or potential acquisition of control; or

        - the amount or type of consideration that may be offered or paid to stockholders in an acquisition.

     Under Maryland law, there is also a presumption that the act of a director satisfies the required standard of care. In the case of a Maryland corporation, a director must perform his or her duties in good faith, in a manner the director believes is in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, an act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director. This provision creates a Maryland rule which is less exacting than case law in many other jurisdictions which imposes an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context, and shifts the burden of proof to directors to show that the defensive mechanism adopted by a board is reasonable in relation to the threat posed.

     Maryland legislation enacted in 1999 allows publicly held Maryland corporations to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions, are not:

     - persons seeking to acquire control of the corporation;

     - directors, officers, affiliates or associates of any person seeking to acquire control; or

     - nominated or designated as directors by a person seeking to acquire control.

     Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Stockholder approval is not required for the filing of articles supplementary.

     The Maryland legislation provides that a corporation can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in the corporation's existing charter or bylaws:

     - Classified Board: The corporation may divide its board into three classes which, to the extent possible, will have the same number of directors, the terms of which will expire at the third annual meeting of stockholders after the election of each such class;

     - Two-Thirds Stockholder Vote to Remove Directors Only for Cause: The stockholders may remove any director, as applicable, only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors, but a director may not be removed without cause;

     - Size of Board Fixed by Vote of Board: The number of directors, as applicable, will be fixed only by resolution of the board;

     - Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee or director, may be filled only by the affirmative vote of a majority of the remaining directors even if they do not constitute a quorum. Directors elected to fill vacancies shall hold office for the remainder of the full term of the class of trustees or directors in which the vacancy occurred, as opposed to until the next annual meeting of stockholders, and until a successor is elected and qualifies; and

     - Stockholder Calls of Special Meetings: Special meetings of stockholders shall be called by the secretary of the corporation only upon the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

     Although we have not specifically elected to be governed by the 1999 legislation, our charter and bylaws, as applicable, contain provisions that are similar to those listed above. See "Provisions of our Charter and Bylaws that May Prevent Takeovers" below.

     Business Combinations with Interested Securityholders. The Maryland Business Combination Act provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an "interested stockholder" or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, unless specified "price criteria" and other standards are met or an exemption is available, a business combination with an interested stockholder or its affiliates must be recommended by the board of directors and approved by (i) at least 80% of the outstanding voting shares and (ii) at least two-thirds of the outstanding voting shares, other than voting shares held by the interested stockholder or any of its affiliates. Under the statute, an "interested stockholder" generally is defined to mean a person or group which owns beneficially, directly or indirectly, 10% or more of the outstanding voting shares of the corporation or an affiliate or an associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. These requirements do not apply to a business combination with an interested stockholder or its affiliates if approved by the board of directors before the time the interested stockholder first became an interested stockholder.

     By resolution of our board of directors, we have exempted business combinations between us and any of our officers or directors or any affiliate of its officers or directors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to transactions effected with these stockholders.

     The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer with respect to business combinations.

     Control Share Acquisitions. The Maryland Control Share Acquisition Act provides that shares of a Maryland corporation that are acquired in a "control share acquisition," which is defined as the acquisition of shares comprising one-tenth, one-third or a majority of all voting shares, have no voting rights except:

     - if approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all "interested shares"; or

     - if the acquisition of the shares has been approved or exempted at any time before the acquisition of the shares.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

     A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The Maryland Control Share Acquisition Act is applicable to a publicly traded Maryland corporation unless its charter or bylaws specifically provides that it shall be inapplicable. Our bylaws contain a provision exempting us from the control share acquisition act. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

     Mergers, Consolidations, and Sale of Assets. Under Maryland law, a proposed consolidation, merger, share exchange or transfer of assets must be approved by the affirmative vote of two-thirds of all the votes entitled to vote on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. Our charter reduces the vote requirement to a majority of the votes entitled to be cast.

     However, approval of a merger by stockholders is not required if:

     - the merger does not reclassify or change the terms of any class or series of stock that is outstanding immediately before the merger becomes effective or otherwise require the amendment to the corporation's charter; and

     - the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective, or there is no stock outstanding or subscribed for and entitled to be voted on the merger.

     Under these circumstances, a majority vote of the entire board of directors is sufficient for approval.

PROVISIONS OF OUR CHARTER AND BYLAWS THAT MAY PREVENT TAKEOVERS

     Our charter and our bylaws contain provisions that may delay, defer or prevent a change in control of us and make removal of our management more difficult.

     Classification of the Board. Maryland law permits a Maryland corporation to divide its board of directors into classes with staggered terms of office so long as the term of office of at least one class expires each year. Our bylaws divide the board of directors into three classes, as nearly equal in number as possible, with classes being elected to three-year terms on a rotating basis.

     Number of Directors; Removal of Directors; Vacancies. Our charter and bylaws provide that the board of directors may increase or decrease the number of directors provided that the number thereof shall never be less than the minimum number required by Maryland law nor more than 15.

     Pursuant to our charter, subject to the rights of one or more classes or series of preferred stock to elect or remove one or more directors, any and all directors may be removed from office at any time, but only for cause, and by an affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Our charter defines "cause" to mean, with respect to any particular director, the conviction of a felony or a final judgment of a court of competent jurisdiction holding that the director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

     Under our bylaws, any vacancy on the board of directors for any cause other than an increase in the number of directors shall be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on the board of directors created by an increase in the number of directors may be filled by a majority vote of the entire board of directors. Any individual so elected as a director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualifies.

     Stockholder Requested Special Meetings. Our bylaws provide that special meetings of stockholders may be called by the board of directors, the president or the chief executive officer. Special meetings of the stockholders may also be called by the secretary of the corporation upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

     Stockholder Action by Written Consent. Although Maryland law provides for stockholder action by unanimous written consent, our bylaws do not permit stockholder action by written consent.

     Advance Notice Provisions for Stockholder Nominations and Stockholder New Business Proposals. Our bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders.

     For an annual meeting, a stockholder must deliver notice to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the first anniversary of the preceding year's annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the applicable anniversary date of the prior year's annual meeting, or the meeting is a special meeting of stockholders at which directors will be elected, notice of a director nomination by a stockholder must be given not earlier than the close of business on the 90th day before the meeting and not later than the close of business on the later of the 60th day before the meeting or the tenth day following the day on which we first made a public announcement of the date of the meeting.

     Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may issue depositary shares, each of which will represent a fractional interest of a share of a particular class or series of our preferred stock, as specified in the applicable prospectus supplement which will more fully describe the terms of those depositary shares. Shares of a class or series of preferred stock represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named therein and the holders from time to time of the depositary receipts issued by the preferred stock depositary which will evidence the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of preferred stock represented by the depositary shares evidenced by that depositary receipt, to all the rights and preferences of the class or series of preferred stock represented by those depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

     The depositary shares to be issued will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of a class or series of preferred stock by us to the preferred stock depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. The following description of the depositary shares, and any description of the depositary shares in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the underlying deposit agreement and the depositary receipt, which we will file with the SEC at or prior to the time of the sale of the depositary shares. You should refer to, and read this summary together with, the deposit agreement and related depositary receipt. You can obtain copies of any form of deposit agreement or other agreement pursuant to which the depositary shares are issued by following the directions described under the caption "Where You Can Find More Information."

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of those depositary receipts owned by those holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

     In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make that distribution, in which case the preferred stock depositary may, with our approval, sell that property and distribute the net proceeds from that sale to those holders.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted into excess preferred stock or otherwise), the holders thereof will be entitled to delivery at that office, to or upon that holder's order, of the number of whole or fractional shares of the class or series of preferred stock and any money or other property represented by the depositary shares evidenced by those depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related class or series of preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement, but holders of those shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem shares of a class or series of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of the class or series of preferred stock so redeemed, provided we shall have paid in full to the preferred stock depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to that class or series of preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us that will not result in the issuance of any excess preferred stock.

     From and after the date fixed for redemption, all dividends in respect of the shares of a class or series of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon their redemption and any money or other property to which the holders of those depositary receipts were entitled upon their redemption and surrender thereof to the preferred stock depositary.

VOTING

     Upon receipt of notice of any meeting at which the holders of a class or series of preferred stock deposited with the preferred stock depositary are entitled to vote, the preferred stock depositary will mail the information contained in that notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent that class or series of preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for that class or series of preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by that holder's depositary shares. The preferred stock depositary will vote the amount of that class or series of preferred stock represented by those depositary shares in accordance with those instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of that class or series of preferred stock represented by those depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing those depositary shares. The preferred stock depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote made, as long as that action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by that depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION

     The depositary shares will not be convertible directly into our common stock or any other of our securities or property, except in connection with exchanges to preserve our status as a REIT. Holders of depositary receipts evidencing convertible preferred stock may surrender the depositary receipts to the depositary with instructions directing us to convert the class or series of preferred stock represented by the related depositary shares into whole shares of common stock, other shares of a class or series of preferred stock or other securities if specified in the prospectus supplement relating to the offering of the depositary shares. When we receive these instructions, and the payment of any applicable fees, we will convert or exchange the preferred stock using the same procedures as we use for the delivery of preferred stock. If a holder is converting only part of the depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that are not converted. We will not issue any fractional shares of our common stock upon conversion, and if a conversion would result in a fractional share being issued, we will pay in cash an amount equal to the value of the fractional interest based upon the closing price of our common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related class or series of preferred stock will not be effective unless that amendment has been approved by the existing holders of at least two thirds of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related class or series of preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any of those types of amendments becomes effective shall be deemed, by continuing to hold that depositary receipt, to consent and agree to that amendment and to be bound by the deposit agreement as amended thereby.

     We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if:

     - such termination is necessary to preserve our status as a REIT, or

     - a majority of each class or series of preferred stock subject to that deposit agreement consents to that termination, whereupon the preferred stock depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by that holder, that number of whole or fractional shares of each class or series of preferred stock as are represented by the depositary shares evidenced by those depositary receipts together with any other property held by the preferred stock depositary with respect to those depositary receipts.

     If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list each class or series of preferred stock issued upon surrender of the related depositary shares on a national securities exchange. In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares issued thereunder shall have been redeemed,

     - there shall have been a final distribution in respect of each class or series of preferred stock subject to that deposit agreement in connection with our liquidation, dissolution or winding up and that distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing that class or series of preferred stock, or

     - each share of preferred stock subject to that deposit agreement shall have been converted into our stock not so represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by those holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITARY

     The preferred stock depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the preferred stock depositary, that resignation or removal to take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports and communications from us which are received by it with respect to the related preferred stock.

     Neither we nor the preferred stock depositary will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the preferred stock depositary under the deposit agreement will be limited to performing our respective duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of preferred stock represented by the depositary shares), gross negligence or willful misconduct, and neither we nor the preferred stock depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of a class or series of preferred stock represented thereby unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of a class or series of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give that information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the preferred stock depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary shall be entitled to act on those claims, requests or instructions received from us.

                         DESCRIPTION OF DEBT SECURITIES

     The applicable prospectus supplement will describe the terms of debt securities offered by that prospectus supplement. If we issue any debt securities, we will file the form of indenture or other agreement pursuant to which the securities are issued as an exhibit to the registration statement and you should read these documents for provisions that may be important to you. You can obtain copies of any form of indenture or other agreement pursuant to which the debt securities are issued by following the directions described under the caption "Where You Can Find More Information."

     Any prospectus supplement offering debt securities will furnish the following information with respect to the debt securities offered thereby:

     - the title of the securities;

     - the principal amount being offered;

     - a description of provisions with respect to maturity, interest, conversion, redemption, amortization, sinking fund or retirement;

     - a description of provisions with respect to the kind and priority of any lien securing the debt securities and a brief identification of the property subject to the lien;

     - a description of provisions with respect to subordination of the rights of holders of the debt securities to our other security holders and creditors;

     - a description of provisions restricting the declaration of dividends or requiring the maintenance of any asset ratio or the creation or maintenance of reserves, as well as other affirmative and negative covenants;

     - a description of provisions restricting the incurrence of additional debt or the issuance of additional securities;

     - a description of the general types of events that would constitute a default under the debt securities offered;

     - a description of provisions relating to the modification of the terms of the debt security or the rights of security holders;

     - if the debt securities are offered at original issue discount, a general description of the tax effects thereof; and

     - the name of any trustee and the nature of any material relationship between us and the trustee, the percentage of securities of the class necessary to require the trustee to take action, and what indemnification the trustee may require before proceeding to enforce the lien.

                            DESCRIPTION OF WARRANTS

     The following summary describes generally the terms of warrants that we may offer from time to time in one or more series. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants. The following description of the warrants, and any description of the warrants in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the underlying warrant agreement, which we will file with the SEC at or prior to the time of the sale of the warrants. You should refer to, and read this summary together with, the warrant agreement and the applicable prospectus supplement to review the terms of a particular series of our common or preferred stock that may be important to you. You can obtain copies of any form of warrant agreement or other agreement pursuant to which the warrants are issued by following the directions described under the caption "Where You Can Find More Information."

     We may issue warrants to purchase depositary shares, debt securities, shares of our common stock or preferred stock, or any combination of those securities. We may issue warrants independently or together with any other securities, and the warrants may be attached to, or separate from, any other securities. Each series of warrants to be issued will be issued under a separate warrant agreement between us and a warrant agent specified in the related prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of the warrants.

     The applicable prospectus supplement will describe the terms of any warrants, including the following:

     - the title of the warrants;

     - the total number of warrants;

     - the price or prices at which the warrants will be issued and sold;

     - the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

     - the designation and terms of the securities purchasable upon exercise of the warrants;

     - the price at which, and the currency or currencies, including composite currencies or currency units, in which the securities purchasable upon exercise of the warrants may be purchased;

     - the date on which the right to exercise the warrants shall commence and the date on which that right will expire;

     - whether the warrants will be issued in registered form or bearer form;

     - if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

     - if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

     - information with respect to book-entry procedures, if any;

     - if applicable, a summary of the United States federal income tax considerations; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants, including restrictions directed at maintaining our REIT status.

     Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the respective underlying securities purchasable upon exercise of the warrants.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of material federal income tax considerations applicable to us and our security holders and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular stockholder or security holder in view of any person's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws, like insurance companies, tax-exempt organizations, financial institutions and securities broker-dealers.

     The sections of the Internal Revenue Code, or the Code, relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its security holders. The information in this section is based on the Code; current, temporary and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. Except as described below, we have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or if challenged, will not be sustained by a court.

     You are urged to consult your own tax adviser regarding the federal, state, local, foreign and other tax consequences to you of the purchase, ownership and sale of our securities, and our election to be taxed as a REIT.

TAXATION OF THE COMPANY AS A REIT

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year beginning January 1, 1995. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code commencing with our taxable year beginning January 1, 1995. We intend to continue to operate in this manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

     As a condition to the closing of each offering of the securities offered by this prospectus, other than offerings of medium term notes and as otherwise specified in the applicable prospectus supplement, our tax counsel will render an opinion to the underwriters of that offering to the effect that, commencing with our taxable year which began January 1, 1995, we have been organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations to be made by us as to factual matters, including representations to be made in a factual certificate to be provided by one of our officers. Our tax counsel will have no obligation to update its opinion subsequent to its date. In addition, this opinion will be based upon our factual representations set forth in this prospectus and set forth in the applicable prospectus supplement. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation of any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

     If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a regular corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

     - We will be required to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

     - We may be required to pay the "alternative minimum tax" on our items of tax preference.

     - If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rates on that income. Foreclosure property is generally defined as property acquired by foreclosure or after a default on a loan secured by the property or a lease of the property.

     - We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to
       (1) the gross income attributable to the greater of (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (b) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (2) a fraction intended to reflect our profitability.

     - If we fail to distribute during each calendar year at least the sum of
       (1) 85% of our real estate investment trust ordinary income for that taxable year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we will be required to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

     - If we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten year period beginning on the date we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on that gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate level tax. In addition, if we recognize gain on the disposition of any asset during the ten year period beginning on the first day of the first taxable year for which we qualified as a REIT and we held the asset on the first day of that period, then we will be required to pay tax at the highest regular corporate tax rate on that gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the first day of the first taxable year for which we qualified as a REIT. The rules described in this paragraph with respect to the recognition of gain assume that we have made and, if required, will make a timely election under the relevant Treasury regulations with respect to assets acquired from a C corporation that have a carryover basis and assets that we owned on the first day of the first taxable year for which we qualified as a REIT. We have timely filed the election provided by the relevant Treasury regulations, and we intend to timely file all other similar elections.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

        (1) that is managed by one or more trustees or directors,

        (2) that issues transferable shares or transferable certificates to evidence beneficial ownership,

        (3) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code,

        (4) that is not a financial institution or an insurance company within the meaning of the Code,

        (5) that is beneficially owned by 100 or more persons,

        (6) not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year, and

        (7) that meets other tests, described below, regarding the nature of its income, assets and the amount of its distribution.

     The Code provides that conditions (1) to (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), pension funds and other specified tax-exempt entities are generally treated as individuals, except that a "look-through" exception applies to pension funds.

     We have satisfied condition (5) and believe that we have issued sufficient shares to allow us to satisfy condition (6). In addition, our charter provides, and the articles supplementary for any series of preferred stock will provide, for restrictions regarding ownership and transfer of our stock, which restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The ownership and transfer restrictions pertaining generally to our common stock and preferred stock are described in "Description of Common and Preferred Stock -- REIT Ownership Limitations" or, to the extent those restrictions differ from those described in this prospectus, those restrictions will be described in the applicable prospectus supplement. There can be no assurance, however, that those transfer restrictions in all cases will prevent a violation of the stock ownership provisions described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the applicable Treasury regulations requiring us to attempt to ascertain the actual ownership of our shares, and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement set forth in condition (6) above, we will be treated as having met that requirement. In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have a calendar year.

     Ownership of Qualified REIT Subsidiaries and Interests in Partnerships. We own and operate a number of properties through subsidiaries. Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities and items of the REIT. Thus, in applying the requirements described herein, our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction, and credit of those subsidiaries will be treated as our assets, liabilities and items. We have received a ruling from the IRS to the effect that each of the subsidiaries we owned on January 1, 1995, the effective date of our REIT election, was a qualified REIT subsidiary. Moreover, with respect to each of our subsidiaries formed after January 1, 1995 and before January 1, 1998, we have owned 100% of the stock of that subsidiary at all times during the period that subsidiary has been in existence. For taxable years beginning on or after January 1, 1998, any corporation wholly owned by a REIT is permitted to be treated as a "qualified REIT subsidiary" regardless of whether that subsidiary has always been owned by the REIT. Therefore, all of our subsidiaries are "qualified REIT subsidiaries" within the meaning of the Code.

     Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to the income of the partnership attributable to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership will retain the same character in our hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. The treatment described above also applies with respect to the ownership of interests in limited liability companies that are treated as partnerships. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies that are treated as partnerships in which we are a partner or a member, respectively, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

     - First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including rents from real property and, in some circumstances, interest or (b) some type of temporary investments.

     - Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of stock or securities or (c) from any combination of the foregoing.

     For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

     - First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     - Second, we, or an actual or constructive owner of 10% or more of our stock, does not actually or constructively own 10% or more of the interests in the tenant.

     - Third, rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property."

     - Finally, we generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may employ a taxable REIT subsidiary that may be wholly or partially owned by us to provide both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

     We generally do not intend to receive rent that fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take some of the actions set forth above to the extent those actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT if we are entitled to relief under the Code. Generally, we may avail ourselves of the relief provisions if:

     - our failure was due to reasonable cause and not willful neglect,

     - we attach a schedule of the sources of our income to our federal income tax return, and

     - any incorrect information on the schedule was not due to fraud with intent to evade tax.

     It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above under "-- General," even if these relief provisions apply, a 100% tax would be imposed with respect to our non-qualifying income.

     Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. That prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We hold our properties for investment with a view to long-term appreciation, we are engaged in the business of acquiring, developing, owning and operating our properties and we make occasional sales of properties consistent with our investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of those sales is subject to the 100% penalty tax.

     Asset Tests. At the close of each quarter of our taxable year, we also must satisfy the following tests relating to the nature and diversification of our assets.

     - First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive the proceeds.

     - Second, not more than 25% of our total assets may be represented by securities other than those includible in the 75% asset test.

     - Third, for taxable years ending on or before December 31, 2000, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

     - Finally, for taxable years beginning after December 31, 2000, (a) not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries, and (b) except for the securities of a taxable REIT subsidiary and securities included in the 75% asset test, (i) not more than 5% of the value of our assets may be represented by securities of any one issuer,

       (ii) we may not own more than 10% of any one issuer's outstanding voting securities and (iii) we may not own more than 10% of the value of any one issuer's securities. For purposes of the 10% value test, securities do not include straight debt that we own if (x) the issuer is an individual,
       (y) neither we nor any of our taxable REIT subsidiaries owns any security of the issuer other than straight debt or (z) the issuer is a partnership, and we own at least a 20% profits interest in the partnership. Straight debt is any written unconditional promise to pay on demand or on a specified date a fixed amount of money if the interest rate and interest payment dates are not contingent on profits, the borrower's discretion or similar factors, and the debt is not convertible, directly or indirectly, into stock.

     We currently have numerous direct and indirect wholly-owned subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited unless that subsidiary is a taxable REIT subsidiary. However, if our subsidiaries are "qualified REIT subsidiaries" as defined in the Code, those subsidiaries will not be treated as separate corporations for federal income tax purposes. Thus, our ownership of stock of a "qualified REIT subsidiary" will not cause us to fail the asset tests.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of the quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take those other actions within 30 days after the close of any quarter that may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within that time period, we would cease to qualify as a REIT.

     Taxable REIT Subsidiary. As discussed above, for taxable years beginning after December 31, 2000, a REIT may own more than 10% of the voting securities of an issuer or 10% or more of the value of the securities of an issuer if the issuer is a taxable REIT subsidiary of the REIT. A corporation qualifies as a taxable REIT subsidiary of a REIT if the corporation jointly elects with the REIT to be treated as a taxable REIT subsidiary of the REIT. Dividends from a taxable REIT subsidiary will be nonqualifying income for purposes of the 75%, but not the 95%, gross income test. Other than certain activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT.

     Sections of the Code that apply to taxable years beginning after December 31, 2000 and that generally are intended to ensure that transactions between a REIT and its taxable REIT subsidiary occur at arm's length and on commercially reasonable terms, include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level and debt to equity ratio. In some cases, these sections of the Code impose a 100% tax on a REIT if its rental, service and/or other agreements with its taxable REIT subsidiaries are not on arm's length terms.

     We do not own stock in any corporation for which an election has been made to treat the corporation as a taxable REIT subsidiary.

     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

     - The sum of:

        - 0% of our REIT taxable income, and

        - 90% of our after tax net income, if any, from foreclosure property,

     minus

     - the excess of the sum of specified items of non-cash income items over 5% of our REIT taxable income.

     Our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income items include income attributable to leveled stepped rents, original issue discount or purchase money discount debt, or a like-kind exchange that is later determined to be taxable.

     We must pay these distributions in the taxable year to which they relate or in the following taxable year provided we declare them before we timely file our tax return for that year and if we pay them on or before the first regular dividend payment after that declaration. The amount distributed must not be preferential, that is, each holder of shares of common stock and each holder of shares of each class of preferred stock must receive the same distribution per share. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax thereon at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

     We expect our REIT taxable income to be less than our cash flow because of depreciation and other non-cash charges included in computing our REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy our distribution requirement. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of those expenses in arriving at our taxable income. In the event those timing differences occur, in order to meet the distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     We may be able to rectify a failure to meet the distribution requirement for a year by distributing in a later year "deficiency dividends" that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends, and we would be subject to any applicable penalty provisions.

     In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following that year, at least the sum of 85% of our ordinary income for that year, 95% of our capital gain net income for that year, plus, in each case, any undistributed ordinary income or capital gain net income, as the case may be, from prior periods. Any ordinary income or capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating the tax.

     Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, and if the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. That failure to qualify for taxation as a REIT could have a significant adverse effect on the market value and marketability of the securities offered by this prospectus. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and will they be required to be made. As a result, our failure to qualify as a REIT would reduce substantially the cash available for distribution by us to our stockholders. In that event, to the extent of our current and accumulated earnings and profits, as computed for federal income tax purposes, all of our distributions to stockholders will be taxable as ordinary income and, subject to specified limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to that statutory relief.

     Other Tax Matters. Some of our investments are made through partnerships, which may involve special tax risks. Those risks include possible challenge by the IRS of (a) allocations of income and expense items, which could affect the computation of our income, and (b) the status of the partnerships as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. Treasury regulations that are effective as of January 1, 1997 provide that a domestic partnership is generally taxed as a partnership unless it elects to be taxed as an association taxable as a corporation. None of the partnerships in which we are a partner has made or intends to make that election. These Treasury regulations provide that a partnership's claimed classification will be respected for periods prior to January 1, 1997 if the entity had a reasonable basis for its claimed classification and had not been notified in writing on or before May 8, 1996 that its classification was under examination. If any of our partnerships were treated as an association for a prior period, and if (i) our ownership in any of those partnerships exceeded 10% of the partnership's voting interest or (ii) the value of that interest exceeded 5% of the value of our assets, we would cease to qualify as a REIT for that period and possibly later periods. Moreover, a deemed change in classification of that partnership from an association to a partnership effective on or after January 1, 1997 would be a taxable event. We believe that each of our partnerships has been treated properly for tax purposes as a partnership and not as an association taxable as a corporation. However, no assurance can be given that the IRS may not successfully challenge the status of any of our partnerships.

TAXATION OF HOLDERS

     Taxation of U.S. Holders. A "U.S. Holder" is a beneficial owner of our common stock, preferred stock or other security that, for U.S. federal income tax purposes, is:

     - a citizen or individual resident of the United States;

     - a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

     For any taxable year for which we qualify for taxation as a REIT, amounts distributed to a taxable U.S. Holder will be taxed as set forth below.

     Dividend Distributions Generally. A distribution to a U.S. Holder of our common or preferred stock (each, a "U.S. Stockholder"), other than a capital gain dividend, will constitute a dividend to the extent paid out of our current or accumulated earnings and profits and, to that extent, will be taxable to the U.S. Stockholder as ordinary income. Because a REIT is not subject to tax on income distributed to its stockholders, a distribution made to a corporate stockholder is not eligible for the dividends-received deduction. To the extent we make a distribution in excess of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's shares of stock, and any portion of the distribution in excess of the tax basis will be taxable as gain realized from the sale of the stock. Dividends we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by our stockholders on December 31 of that year, provided we actually pay the dividends during January of the following calendar year. A U.S. Stockholder is not allowed to take any of our losses into account on his own federal income tax returns.

     We will be deemed to have sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Taxation of the Company as a REIT -- Annual Distribution Requirement" above.

     Capital Gain Distributions. A distribution to a U.S. Stockholder that we properly designate as a capital gain distribution will be treated as long-term capital gain, to the extent it does do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held the stock.

However, a corporate stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income. A capital gain dividend is not eligible for the dividends-received deduction for corporations.

     We may elect to retain and pay income tax on any net capital gain, which is the excess of net long-term capital gain over net short-term capital loss. In that case, a U.S. Stockholder will include in his income his proportionate share of the undistributed net capital gain as long-term capital gain. The U.S. Stockholder also will be deemed to have paid his proportionate share of tax on that long-term capital gain and, therefore, will receive a credit or refund for the amount of that tax. In addition, the U.S. Stockholder's basis in our shares will increase by the amount of the undistributed long-term capital gain included in the stockholder's income, reduced by the U.S. Stockholder's share of our tax paid on that gain.

     As a result of changes made to the capital gains rates by the Taxpayer Relief Act of 1997, or Taxpayer Relief Act, the IRS issued Notice 97-64 outlining when a REIT may designate its dividends as capital gain dividends. This notice is effective until Treasury regulations are issued. When a REIT designates a distribution as a capital gain dividend, for purposes of the annual distribution requirement, the REIT also may designate that dividend as a 20% rate gain distribution or as an unrecaptured Section 1250 gain distribution. These additional designations by the REIT are effective only to the extent they do not exceed certain limitations. For example, the maximum amount of each distribution that can be classified as a particular type of distribution must be calculated in accordance with the Code and Notice 97-64.

     Certain Dispositions of Shares. In general, a U.S. Stockholder will recognize capital gain or loss on a taxable disposition of our stock equal to the difference between (1) the amount of cash and the fair market value of any property received on that disposition and (2) the U.S. Stockholder's adjusted basis in that stock. A loss recognized on a taxable disposition of our stock that a U.S. Stockholder held for less than six months, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of any capital gain dividend the selling U.S. Stockholder received on that stock.

     The maximum rate of tax on a net capital gain of an individual, trust or estate generally is 20% with respect to assets held more than one year, reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For a taxpayer in the 15% bracket, the maximum rate on net capital gain generally is 10%, reduced to 8% for assets sold after December 31, 2000 and held for more than five years. The maximum rate for net capital gain attributable to deductions for depreciation with respect to depreciable real property held for more than one year is 25%. Long-term capital gain that we allocate to a U.S. Stockholder will be subject to the 25% rate to the extent that gain does not exceed depreciation deductions taken on real property that we sold.

     Passive Activity Loss and Investment Interest Limitations. You may not treat distributions we make to you or any gain you recognize from disposing of our stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against that income. Dividends we pay, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock, or capital gain dividends, generally will be excluded from investment income unless you elect to have that gain taxed at ordinary income rates.

     Backup Withholding and Information Reporting for our Distributions. We report to our U.S. Stockholders and the IRS the amount of dividends we paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding with respect to dividends paid unless the stockholder either is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. A U.S. Stockholder may obtain a refund of or a credit for any amounts withheld under the backup withholding rules, provided the appropriate documentation is provided to the IRS. In addition, we may be required to withhold a portion of any capital gain distributions we make to any U.S. Stockholders who fail to certify their non-foreign status to us.

     Treatment of Tax-Exempt Stockholders. A distribution we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income," or UBTI, unless the stockholder has borrowed to acquire or carry our stock. A qualified trust, however, that holds more than 10% by value of the shares of a pension-controlled REIT may be required to treat a certain percentage of that REIT's distributions as UBTI. The restrictions on ownership of stock in our charter generally will prevent application of the provisions treating a portion of our distributions as UBTI to a tax-exempt entity holding our stock.

     Special Tax Considerations for Non-U.S. Stockholders. The rules governing the U.S. federal income taxation of a beneficial owner of our stock that is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate, each, a Non-U.S. Stockholder, are complex. We intend the following discussion to be only a summary of those rules. A prospective Non-U.S. Stockholder should consult his own tax advisers to determine the effects of federal, state, local and foreign tax laws on an investment in our shares, including any reporting requirements.

     Taxation of Dividends if Effectively Connected with a U.S. Trade or Business. In general, a Non-U.S. Stockholder will be subject to regular U.S. federal income tax with respect to an investment in our stock if the income from that investment is "effectively connected" with conduct of trade or business in the United States by the Non-U.S. Stockholder. A Non-U.S. Stockholder that is a corporation that receives income that is, or is treated as, effectively connected with a U.S. trade or business also may be subject to an additional 30% "branch profits tax" unless an applicable treaty provides a lower rate or an exemption. Certain certification requirements must be met for effectively connected income to be exempt from withholding.

     The discussion set forth below applies to a Non-U.S. Stockholder whose income from an investment in our shares is not actually effectively connected with trade or business conducted by the Non-U.S. Stockholder in the United States.

     Distributions Not Attributable to Gain from the Sale or Exchange of a United States Real Property Interest. A distribution on our stock that is not attributable to gain from the sale or exchange by us of a "United States real property interest" and that we do not designate as a capital gain dividend, and is not deemed a distribution of retained capital gains, will be treated as an ordinary income dividend to the extent it is made out of our current or accumulated earnings and profits. That distribution ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless the rate of tax is reduced by an applicable tax treaty. A distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Stockholder's basis in his stock (but not below zero), and then as gain from the disposition of those shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

     Distributions Attributable to Gain from the Sale or Exchange of a United States Real Property Interest. A dividend distribution that is attributable to gain from the sale or exchange by us of a United States real property interest will be taxed to a Non-U.S. Stockholder as if the distribution were gain that is effectively connected with trade or business conducted by the Non-U.S. Stockholder in the United States. Accordingly, a Non-U.S. Stockholder will be taxed on that distribution at the normal capital gain rates applicable to a U.S. Stockholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. When made to a foreign corporation, the distribution also may be subject to a branch profits tax at a rate of 30%, subject to reduction or exemption pursuant to an applicable income tax treaty.

     Withholding Obligations. Unless a reduced rate of withholding applies under an applicable tax treaty, we generally will withhold 30% of all distributions out of current or accumulated earnings and profits, subject to application of the special withholding rules discussed below for distributions attributable to sales of United States real property interests. In addition, we are required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Because we generally cannot determine at the time a distribution is made whether or not it will be in excess of our earnings and profits, we expect to withhold 30% of the entire amount of any distribution, other than distributions subject to 35% withholding discussed below.

A Non-U.S. Stockholder generally will be entitled to a tax refund to the extent the amount of tax withheld from distributions to that Non-U.S. Stockholder exceeds his actual U.S. tax liability.

     We are required to withhold 35% of any distribution that is designated as a capital gain dividend or that could have been designated as a capital gain dividend. If we designate previously made distributions as capital gain dividends, we are required to treat an equivalent amount of subsequent distributions as capital gain dividends for purposes of this withholding requirement.

     A Non-U.S. Stockholder must satisfy certain certification and other requirements in order to establish that he is a resident of a country and thereby entitled to benefits under a tax treaty the United States has with that country.

     Sales of our Stock by a Non-U.S. Stockholder. Unless our stock constitutes a "United States real property interest" within the meaning of the Code, a sale of our stock by a Non-U.S. Stockholder generally will not be subject to U.S. federal income taxation. Our stock will not constitute a United States real property interest if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which at all times during a specified testing period Non-U.S. Stockholders held, directly or indirectly, less than 50% in value of the REIT's shares. We believe that we should be a domestically controlled REIT and that, therefore, gain recognized on a sale of our stock will not be subject to U.S. federal income tax, although we cannot provide any assurance to that effect. Because our stock is publicly traded, we cannot give any assurance that we will continue to be a domestically-controlled REIT. If we were not a domestically-controlled REIT, gain recognized on a sale of our stock by a Non-U.S. Stockholder would be subject to U.S. federal income tax as a sale of a United States real property interest unless the class of our stock that was sold is "regularly traded" on an established securities market, like the New York Stock Exchange where our stock is listed, and the seller owns no more than 5% of that class of our stock at any time during the applicable testing period. If gain on a sale of stock were subject to U.S. federal income tax, the Non-U.S. Stockholder would be subject to the same tax treatment as a U.S. Stockholder with respect to the gain, subject possibly to a special alternative minimum tax in the case of nonresident alien individual. A Non-U.S. Stockholder that is an individual and is present in the United States for at least 183 days during the taxable year he recognizes gain on a sale or exchange of our stock in a transaction that is not subject to tax under the foregoing rules will be subject to a 30% tax on his net gain for the year from the sale or exchange of capital assets, provided certain conditions are met.

     A purchaser of our stock from a Non-U.S. Stockholder will not be required to withhold on the purchase price if our stock is "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, a purchaser of our stock generally would be required to withhold 10% of the purchase price and remit that amount to the IRS unless the purchaser receives appropriate certification that the seller is a U.S. Stockholder or that another exemption from withholding applies. Our stock currently is traded on the New York Stock Exchange. We believe that we should qualify under both the "regularly traded" and the domestically-controlled REIT exceptions to withholding, but we cannot provide any assurance to that effect.

     Upon the death of an individual Non-U.S. Stockholder, that individual's stock will be treated as part of his U.S. estate for purposes of the U.S. federal estate tax, except as may be provided otherwise in an applicable estate tax treaty.

     Backup Withholding Tax and Information Reporting. Backup withholding generally is imposed on certain payments to stockholders that fail to furnish certain information under the U.S. information reporting requirements. Backup withholding and information reporting generally will not apply to distributions paid to Non-U.S. Stockholders that are treated as dividends subject to the U.S. 30% (or lower treaty rate) withholding tax, capital gain dividends or distributions attributable to gain from the sale or exchange by us of U.S. real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our stock by or through a foreign office of a foreign broker.

Generally, information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of our stock by a foreign office of a broker that:

     - is a U.S. person;

     - derives 50% or more of its gross income for certain periods from the conduct of trade or business in the United States;

     - is a "controlled foreign corporation," which is, generally, a foreign corporation controlled by certain U.S. Stockholders; or

     - is a foreign partnership if, at any time during its taxable year, one or more of its partners are United States persons (as defined in Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business.

     If, however, the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met or the stockholder otherwise establishes an exemption, information reporting will not apply. Payment to or through a U.S. office of a broker of the proceeds of a sale of stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a Non-U.S. Stockholder or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of or a credit for any amounts withheld under the backup withholding rules, provided the appropriate documentation is provided to the IRS.

     Taxation Of Holders Of Securities Other Than Stock. In addition to issuing common and preferred stock, we may from time to time issue other forms of securities, such as notes, subordinated notes or warrants. The tax consequences of these investments in some respects follow that of common and preferred stock, discussed above, and in other respects are different.

     Interest payable on a note will be includible in the income of a U.S. Holder in accordance with the U.S. Holder's regular method of accounting for tax purposes. If a note is redeemed, sold or otherwise disposed of, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition of that note (to the extent that amount does not represent accrued but unpaid interest, which will be treated as ordinary income) and that holder's tax basis in the note. That gain or loss will be capital gain or loss, provided the U.S. Holder held the note as a capital asset, and will be long-term capital gain or loss if the Holder held the note for more than one year at the time of the disposition. The character of income generated with respect to an investment in notes issued by us is not affected by our REIT status.

     An investment in a note by a holder that is not a U.S. Holder, referred to as a Non-U.S. Holder, generally will not give rise to U.S. federal income tax if the interest received or any gain recognized on the redemption, sale or other dispositions of the note by that Non-U.S. Holder is not treated as "effectively connected" with the conduct of trade or business by that Non-U.S. Holder within the United States, as discussed above. As with respect to stock investments in us, an individual present in the United States for 183 days or more during the taxable year and satisfying other conditions will be subject to a 30% tax on his U.S. source net capital gains.

     Generally, an investor in our warrants will not recognize gain or loss upon exercise of a warrant and the conversion of his investment into our stock. Thereafter, as one of our stockholders, that investor will have a basis in his stock equal to the sum of the amount invested in the warrant plus any amount paid on exercise of the warrant. Following conversion to a stockholder, that investor will be taxed in the same manner as other stockholders, as discussed in detail above. If an investor chooses to sell or otherwise dispose of a warrant prior to a conversion of his investment into stock, that investor generally will be treated in the same manner as discussed above regarding an investor in notes.

     The exact tax consequences of investing in any particular form of note, subordinated note or warrant can vary significantly depending on the exact terms of the security. The tax consequences of any particular security we may decide to issue will be addressed in detail in a prospectus supplement.

TAX ASPECTS OF THE PARTNERSHIPS

     General. A portion of our investments are held through our partnerships. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of our partnerships' income, gain, loss, deduction and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by our partnerships in the REIT asset tests.

     Tax Allocation with Respect to Our Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner's adjusted basis in the property rather than the fair market value of the property at the time of contribution. Section 704(c) of the Code requires the allocation of income, gain, loss and deduction attributable to the contributed property in a manner such that the contributing partner is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted basis of property at the time of contribution, a "book tax difference." Those allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

     In general, partners who have contributed their interests in properties to our partnerships will be allocated lower amounts of depreciation deductions for tax purposes than if those deductions were determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book tax difference, all taxable income attributable to the book tax difference generally will be allocated to the contributing partners, and our companies that are the direct partners of our partnerships generally will be allocated only their share of gains attributable to appreciation, if any, occurring after the closing of the acquisition of those properties. These allocations will tend to eliminate the book tax difference over the life of our partnerships. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the book tax difference on an annual basis or with respect to a specific taxable transaction like a sale. In those cases, the carryover basis of the contributed assets in the hands of our partnerships may cause us to be allocated lower depreciation and other deductions and thereby cause us to be allocated more taxable income. As a result, we could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements, and we may realize income on the distribution of cash because our basis has not been increased sufficiently from income allocations. See "Taxation of the Company -- Annual Distribution Requirements."

     Any property purchased by any of our partnerships initially will have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

     Basis in Interests. Our adjusted tax basis in each of our interests in our partnerships generally will be:

     - equal to the amount of cash and the basis of any other property that we contributed to the partnerships;

     - increased by:

        - our allocable shares of the partnership's income; and

        - our allocable share of indebtedness of the partnership;

     - reduced, but not below zero, by our allocable share of:

        - losses suffered by the partnership;

        - the amount of cash distributed to the partner; and

        - constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

     If the allocation of a partner's distributive share of a partnership's loss exceeds the adjusted tax basis of its partnership interest in the partnership, the recognition of that excess loss will be deferred until and to the extent the partner has an adjusted tax basis in its partnership interest. To the extent that a partnership's distributions and any decrease in the partner's share of the indebtedness of the partnership (the decrease being treated as a cash distribution to the partner) exceed the partner's adjusted tax basis, those excess distributions (including the constructive distributions) constitute taxable income to the partner. That taxable income normally will be characterized as capital gain if the interest in the partnership has been held by the partner for longer than one year, subject to reduced tax rates described above. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

     Sale of the Partnerships' Properties. Our share of gain realized by a partnership on the sale of any property held by the partnership as inventory or other property held primarily for sale to customers in the ordinary course of the partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. That prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. Our partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating their properties (and other properties) and to make occasional sales of the properties, including peripheral land, as are consistent with our partnerships' investment objectives.

STATE AND LOCAL TAX

     We may be subject to state and local tax in various states and localities. Our stockholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our stockholders in those jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our shares, you should consult your own tax adviser regarding the effect to you of state and local tax laws on an investment in our shares.

                              PLAN OF DISTRIBUTION

     We may sell securities to one or more underwriters or dealers for public offering and sale by them, or we may sell the securities to investors directly or through agents. The applicable prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

     - the name or names of any underwriters;

     - the purchase price of the securities;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price and the net proceeds we will receive from such sale;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

     We may distribute our securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. We may sell our securities through a rights offering, forward contracts or similar arrangements.

     Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the offering of our securities, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on the resale of our securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us, will be described in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our securities will be subject to conditions precedent and the underwriters will be obligated to purchase all our offered securities if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Any common stock sold pursuant to this prospectus and applicable prospectus supplement, will be approved for trading, upon notice of issuance, on the New York Stock Exchange.

     Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

     The securities being offered under this prospectus, other than our common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement. It has not presently been established whether the underwriters, if any, as identified in a prospectus supplement, will make a market in the securities. If the underwriters make a market in the securities, the market making may be discontinued at any time without notice. We cannot provide any assurance as to the liquidity of the trading market for the securities.

     An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with securities laws. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in these activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue these activities at any time.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered under this prospectus and any supplement hereto, as well as certain tax matters, will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida 33131. Counsel for any underwriter or agents will be noted in the applicable prospectus supplement.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our annual report on Form 10-K/A No. 3 for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Centrefund Realty (U.S.) Corporation as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, incorporated in this prospectus by reference from our definitive proxy statement on Schedule 14A filed July 31, 2001 in connection with our special meeting of stockholders held on September 20, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated therein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of United Investors Realty Trust as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated in this prospectus by reference to our definitive proxy statement on Schedule 14A filed July 31, 2001 in connection with our special meeting of stockholders held on September 20, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such form as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site listed above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

     - we can disclose important information to you by referring you to those documents;

     - the information incorporated by reference is considered to be part of this prospectus; and

     - later information that we file with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below:

     - our Annual Report on Form 10-K/A No. 3 filed on July 26, 2001 for the fiscal year ended December 31, 2000;

     - our Quarterly Report on Form 10-Q/A No. 2 filed on July 26, 2001 for the fiscal quarter ended March 31, 2001;

     - our Quarterly Report on Form 10-Q filed on August 10, 2001 for the fiscal quarter ended June 30, 2001;

     - our Quarterly Report on Form 10-Q filed on November 19, 2001 for the fiscal quarter ended September 30, 2001;

     - our definitive Proxy Statement, filed on April 25, 2001, filed in connection with our Annual Meeting of Stockholders;

     - our definitive Proxy Statement, filed on July 31, 2001, filed in connection with our Special Meeting of Stockholders;

     - our Current Report on Form 8-K, filed on May 14, 2001;

     - our Current Report on Form 8-K, filed on May 25, 2001;

     - our Current Report on Form 8-K, filed on June 4, 2001;

     - our Current Report on Form 8-K, filed on September 24, 2001;

     - our Current Report on form 8-K, filed October 4, 2001, as amended by Form 8-K/A filed on November 30, 2001; and

     - the description of our common stock filed as part of our Registration Statement (File No. 001-13499) on Form 8-A filed on October 15, 1997.

     All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

     We will provide without charge to each person, including any stockholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                Equity One, Inc.
                         1696 N.E. Miami Gardens Drive
                        North Miami Beach, Florida 33179
                         Attention: Investor Relations
                                 (305) 947-1664

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                EQUITY ONE, INC.

                                  COMMON STOCK

                               (EQUITY ONE,INC.)

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 MARCH   , 2002

                                  ------------

                             LEGG MASON WOOD WALKER
                                    I N C O R P O R A T E D

                           MCDONALD INVESTMENTS INC.

                              BB&T CAPITAL MARKETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------